LOS ANGELES
10.7M
CALGARY
6.7M
DENVER
1.8M
EDMONTON
0.9M
VANCOUVER
0.9M
OTTAWA
2.8M
MINNEAPOLIS
3.0M
2007
Total Area in Square Feet

BROOKFIELD PROPERTIES CORPORATION
Brookfield Properties is a leading North American commercial real estate company that invests in premier-quality office properties in high-growth markets driven by financial service, government, and energy tenants. The portfolio is composed of 109 office properties in 12 top U.S. and Canadian markets. With stable operating income, a disciplined management team, well-occupied buildings, and a growing asset management platform, Brookfield Properties is poised for growth through development, acquisitions, and proactive asset management.
5 YR
TOTAL RETURN
% Cumulative Return,
Assuming Dividends are
Reinvested

	2003	2004	2005	2006	2007
S&P 500 Index	28.69	42.68	49.66	73.32	82.83
Dow Jones Wilshire Real Estate	37.08	84.82	110.37	185.83	135.66
Brookfield Properties	75.76	132.91	180.93	282.72	188.96

Selected Financial Highlights
All amounts expressed in U.S. dollars unless otherwise noted.

(Millions, except per share information)	2007	2006	2005
Results of operations
Funds from operations and gains	$727	$487	$435
Funds from operations excluding lease termination income and gains	629	443	435
Net income	240	135	164
Commercial property net operating income	1,302	836	674

Per diluted common share
Funds from operations and gains	$1.81	$1.38	$1.23
Funds from operations excluding lease termination income and gains	1.57	1.25	1.23
Net income	0.59	0.37	0.46
Dividends paid	0.55	0.51	0.43
Closing market price—NYSE	19.25	26.22	19.61

Financial position
Total assets	$20,473	$19,314	$9,513
Shareholders’ equity	3,078	3,112	1,943
Market capitilization	7,562	10,406	6,802

Brookfield Properties Corporation

109 Premier Office Properties	73M Square Feet	12 Major Markets	95.6% Occupancy

LEFT
Bay Adelaide Centre West,
under construction, Toronto
RIGHT
World Financial Center, New York
Dear Shareholders, We are pleased to report operationally and financially, 2007 was the most successful year to date for Brookfield Properties. We reached new milestones in terms of funds from operations, office leasing velocity, rental rates achieved, and in the performance of our residential land development business. We surpassed our originally stated financial targets, fully integrated former Trizec assets and employees into our operations, and made substantial advancements to our development pipeline and in building our development platform. Our funds from operations grew meaningfully for the ninth consecutive year to $629 million, or $1.57 per share, a 26 percent increase over 2006.
Despite these record results, concerns over the direction of the U.S. economy resulted in declining common share prices throughout our industry. We were not immune to this. Since Brookfield Properties went public in 1999, the cornerstone to our strategy has been to invest in premier-quality office properties in high-growth markets—markets whose economies are driven by tenants in the financial services, energy and government sectors—and to proactively manage our assets, leasing on a long-term basis to high-credit-quality tenants. We remain confident that this strategy will position Brookfield Properties well should poorer economic conditions prevail.
In last year’s letter to shareholders, we outlined our major business objectives for 2007. We have made meaningful progress in each: leasing, capital generation, acquisitions, development, and residential operations. Following are some of our accomplishments in these areas.

FAR LEFT
Allen Center, Houston
LEFT
First Canadian Place, Toronto
LEASING Capitalizing on favorable fundamentals in all of our markets, we leased a total of 8.8 million square feet of space in 2007. Our portfolio-wide occupancy ended the year at 95.6 percent, an improvement of 50 basis points over last year. In the process, we reduced our 2008 to 2010 lease rollover exposure by 390 basis points, executed one million square feet of lease take-backs, capturing significant increases in rental rates; our mark-to-market across the portfolio stands at 50 percent, representing an uplift of $12-$13 per square foot.
Some notable transactions for the year included: in Houston, a 12-year renewal and expansion with Devon Energy Company at Two and Three Allen Center for 740,000 square feet; in Lower Manhattan, a 20-year renewal and expansion with law firm Cleary Gottlieb Steen & Hamilton at One Liberty Plaza for a total of 550,000 square feet; and a renewal through 2010 with Goldman Sachs for 517,000 square feet at One New York Plaza.
CAPITAL GENERATION As 2007 progressed, it became clear that tightening credit market conditions would push high-leveraged buyers to the sidelines. In light of this, raising liquidity to be positioned to pursue opportunities that may arise under the circumstances became—and remains—a priority.
In mid-August, we completed an $850 million, non-recourse 10-year loan on One Liberty Plaza in New York. This financing was completed at a fixed rate of 6.1 percent, well below our average cost of debt. Since then we have refinanced four properties totaling $500 million at an average interest rate of 6.5 percent.
We continue to sell non-core assets and in the past 20 months have generated proceeds of $115 million through the disposition of 14 non-core properties totaling 3.3 million square feet.
ACQUISITIONS We further expanded our presence in one of the best performing U.S. markets in 2007—down-town Houston—with the acquisition of 1201 Louisiana Street (Total Plaza) for $151.5 million or $179 per square foot. The 35-story building comprising 844,000 square feet is located one block east of the Allen Center.
We also increased our presence in Boston’s financial district through the acquisition of the 49 percent interest in 53 State Street and 75 State Street that we did not own for $477 million or $511 per square foot. The consolidation of our ownership in these two trophy properties reflects our confidence in the future of the Boston real estate market and in our ability to create additional value in these high-quality assets which have consistently outperformed the market.
DEVELOPMENT In order to continue to grow Brookfield Properties, a significant focus for us is in the area of development. During 2007, we made meaningful progress advancing construction on the four projects currently underway in Toronto, Calgary, and Washington, D.C. We have pre-leased our Bay Adelaide Centre West development in Toronto to 65 percent with the signing of three law firms—Heenan Blaikie, Fasken Martineau

Bankers Court (foreground), under construction;
Bankers Hall (background), Calgary
DuMoulin, and Goodmans—in addition to original anchor tenant, KPMG. In total, our 2.2 million square feet of development underway is 40% leased.
RESIDENTIAL LAND DEVELOPMENT
Our residential land operations—based primarily in Alberta, Canada—had another record-breaking year. This part of the business, which is bolstered by the strong energy-based economy in Alberta, contributed $237 million of net operating income, an increase of 65 percent from 2006 and representing a 37 percent return on equity. The compounded annual growth rate of this business segment has been 60 percent over the past five years.
OUTLOOK Moving into 2008, as the U.S. economy sorts itself out and we solidify our views on the timing of the recovery of the debt and capital markets, our core strategies remain intact. We will continue to be aggressive in signing leases in advance of maturities in all of our markets, lowering vacancy and rollover exposure. Advancing our financial flexibility to pursue opportunities that might arise in the current economic environment also remains a priority. Such initiatives will include refinancing maturing and underlevered assets, the origination of new funds possibly seeded with existing properties, and selling non-strategic assets.
Monetizing our significant development pipeline on a measured risk/ reward basis and advancing our development platform will also be a major area of focus for us in 2008. We are currently advancing all of our developments and hope to be positioned to commence construction on some of them later this year. Possible projects to be launched include the first phase of our Manhattan West development in New York City. Once completed, this project will include 5.4 million square feet in two state-of-the-art office buildings.

LEFT PAGE, TOP RIGHT
77 K Street, under construction,
Washington D.C.
LEFT PAGE, BOTTOM
Cranston residential development,
Calgary

RIGHT PAGE, TOP
Figueroa at Wilshire, Los Angeles
RIGHT PAGE, BOTTOM
1625 Eye Street, Washington D.C.
Given the successes that we’ve experienced and the strength of the Toronto market, we’re also focused on the second phase of our Bay Adelaide Centre site in downtown Toronto. With 16 months to go before the first phase is complete, we are seeing a lot of interest in the second tower which we would pre-lease to a substantial amount before undertaking construction. We also remain focused on working to possibly advance several new developments, including our 300 Queen Street project in downtown Ottawa and our Allen Center Gateway project in Houston.
IN MEMORIAM On behalf of our many employees and directors, we would like to pay tribute to our long-time friend and director, Sam Pollock, who passed away in August. In addition to his invaluable contribution to Brookfield over the years, Sam led a remarkable life as a sports legend in Canada as general manager of the Montreal Canadiens and as director and chairman of the Toronto Blue Jays. Sam was an inspiration to all of us, and will be deeply missed.
IN CLOSING With stable operating income, a disciplined operating philosophy, well-occupied buildings, and a growing asset management platform, we are excited by our future prospects as we grow through development, acquisitions, and proactive asset management. On behalf of all Brookfield employees and our Board of Directors, I would like to thank you for your continued support.
Richard B. Clark
President & Chief Executive Officer
March 7, 2008

Toronto colleagues gather for a day of construction with Habitat for Humanity
CORPORATE SOCIAL RESPONSIBILITY
We believe that making a positive contribution to the communities in which we operate is fundamental to the way we do business. That is why the goal of our corporate social responsibility program is to use our human and financial resources to help enrich the lives of those in the cities where we have a presence. We do this in three direct ways. First, we own, develop, and manage premier office properties that are sustainable, environmentally friendly, and technologically advanced. Second, we seek to instill and support a culture of charitable giving and volunteerism amongst our employees. And third, we serve the larger community by animating the public spaces at our flagship properties with top-quality concerts, exhibitions, fairs, and festivals, which are held year-round and free of charge.
We work diligently to expand the systems in our buildings that foster energy efficiency and the health and safety of our tenants, employees, and the community at large. We have pledged to build future developments to a LEED (Leadership in Energy and Environmental Design) Gold standard. Furthermore, we plan to retrofit at least one building in each U.S. market every year to LEED EB (Existing Building) certification. In Canada, all of our buildings have achieved Go Green status as measured by the Building Owners and Managers Association.
Our matching gift program supports our employees’ personal generosity and provides charitable organizations with additional needed funds. Our U.S. employees have the opportunity to volunteer with our national charity partner, Project Sunshine, which provides children and families affected by medical challenges with social, educational, and recreational programs at local hospitals. Over the last decade in Canada, Brookfield employees have raised over $1,000,000 for our national charity partner, the United Way, which supports 200 social service agencies.

PORTFOLIO

											BROOKFIELD
									BROOKFIELD		PROPERTIES
			(SQUARE FEET IN 000S)						PROPERTIES	OTHER	NET
	NUMBER OF				TOTAL	(SQUARE FEET IN 000S)		OWNED	OWNED	SHAREHOLDERS’	OWNED
COMMERCIAL PROPERTY	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

DIRECT
New York
World Financial Center
One	1	99.1	1,520	50	1,570	58	1,628	100	1,628	(10)	1,618
Two	1	100.0	2,455	36	2,491	—	2,491	100	2,491	(15)	2,476
Three	1	99.3	1,179	—	1,179	53	1,232	100	1,232	(8)	1,224
Four	1	100.0	1,712	43	1,755	48	1,803	51	920	(6)	914
Retail		82.4	—	171	171	122	293	100	293	(2)	291
One Liberty Plaza	1	99.9	2,194	20	2,214	—	2,214	100	2,214	(14)	2,200
245 Park Avenue	1	99.7	1,630	62	1,692	—	1,692	51	863	(5)	858
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088

	7	99.5	11,779	387	12,166	281	12,447		10,735	(66)	10,669

Boston
53 State Street	1	99.5	1,090	30	1,120	41	1,161	100	1,161	(7)	1,154
75 State Street	1	92.1	742	25	767	235	1,002	100	1,002	(6)	996

	2	96.5	1,832	55	1,887	276	2,163		2,163	(13)	2,150

Washington, DC
1625 Eye Street	1	99.9	374	12	386	185	571	100	571	(4)	567
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	100.0	237	—	237	203	440	100	440	(3)	437
601 South 12th Street	1	100.0	243	—	243	—	243	100	243	—	243
701 South 12th Street	1	100.0	297	—	297	—	297	100	297	—	297
One Bethesda Center	1	100.0	151	17	168	—	168	100	168	—	168

	6	100.0	1,642	53	1,695	571	2,266		2,266	(10)	2,256

Houston
1201 Louisiana Street	1	92.0	825	19	844	48	892	100	892	—	892

	1	92.0	825	19	844	48	892		892	—	892

Denver
Republic Plaza	1	97.5	1,247	45	1,292	503	1,795	100	1,795	—	1,795

	1	97.5	1,247	45	1,292	503	1,795		1,795	—	1,795

Minneapolis
33 South Sixth Street	2	91.3	1,082	370	1,452	325	1,777	100	1,777	—	1,777
Dain Rauscher Plaza	2	93.8	593	442	1,035	196	1,231	100	1,231	—	1,231

	4	92.4	1,675	812	2,487	521	3,008		3,008	—	3,008

Toronto
Brookfield Place
Bay Wellington Tower	1	97.7	1,299	41	1,340	—	1,340	100	1,340	—	1,340
TD Canada Trust Tower	1	100.0	1,127	17	1,144	—	1,144	50	572	—	572
Retail and Parking	1	97.7	—	115	115	690	805	70	564	—	564
22 Front Street	1	99.2	136	8	144	—	144	100	144	(15)	129
Exchange Tower	1	97.2	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	100.0	176	7	183	49	232	100	232	(25)	207
Hudson Bay Centre	1	94.7	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	96.8	429	75	504	—	504	100	504	(56)	448
HSBC Building	1	100.0	188	6	194	31	225	100	225	(25)	200

	9	97.8	4,854	596	5,450	1,196	6,646		5,253	(306)	4,947

Calgary
Bankers Hall	3	99.7	1,944	224	2,168	525	2,693	50	1,347	(149)	1,198
Petro Canada Centre	2	100.0	1,708	24	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	99.6	1,430	45	1,475	206	1,681	50	841	(93)	748

	7	99.8	5,082	293	5,375	951	6,326		3,164	(349)	2,815

Vancouver
Royal Centre	1	97.4	494	95	589	264	853	100	853	(94)	759

	1	97.4	494	95	589	264	853		853	(94)	759

Other
Other	1	96.2	70	3	73	—	73	100	73	—	73

	1	96.2	70	3	73	—	73		73	—	73

SUBTOTAL DIRECT	39	98.2	29,500	2,358	31,858	4,611	36,469		30,202	(838)	29,364

U.S. FUND
New York
The Grace Building	1	97.2	1,499	20	1,519	—	1,519	49.9	758	(415)	343
One New York Plaza	1	98.7	2,426	33	2,459	—	2,459	100	2,459	(1,347)	1,112
Newport Tower	1	98.5	1,028	34	1,062	—	1,062	100	1,062	(582)	480
1065 Avenue of the Americas	1	81.8	625	40	665	—	665	99	658	(360)	298
1411 Broadway	1	88.4	1,074	39	1,113	36	1,149	49.9	573	(314)	259
1460 Broadway	1	92.0	206	9	215	—	215	49.9	107	(58)	49

	6	94.9	6,858	175	7,033	36	7,069		5,617	(3,076)	2,541

Washington, D.C.
1200 K Street	1	100.0	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	7.0	116	—	116	16	132	100	132	(72)	60
1250 Connecticut Avenue	1	99.9	152	20	172	26	198	100	198	(108)	90
1400 K Street	1	97.8	178	12	190	34	224	100	224	(123)	101

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic – Blackstone Managed

											BROOKFIELD
									BROOKFIELD		PROPERTIES
			(SQUARE FEET IN 000S)						PROPERTIES	OTHER	NET
	NUMBER OF				TOTAL	(SQUARE FEET IN 000S)		OWNED	OWNED	SHAREHOLDERS’	OWNED
	PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL AREA	INTEREST %	INTEREST(1)	INTEREST	INTEREST

2000 L Street	1	93.6	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	93.6	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.5	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Springs Metro Plaza	3	94.2	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	94.9	204	19	223	—	223	100	223	(122)	101
Victor Building	1	65.2	298	45	343	—	343	49.9	171	(93)	78
1550 & 1560 Wilson Blvd	2	67.2	226	32	258	76	334	100	334	(183)	151

	22	89.2	3,477	360	3,837	399	4,236		4,059	(2,222)	1,837

Los Angeles
601 Figueroa	1	67.9	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	92.1	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	85.3	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	94.2	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	96.3	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	92.7	390	19	409	—	409	100	409	(224)	185
6060 Center Drive	1	87.1	242	15	257	113	370	100	370	(203)	167
6080 Center Drive	1	96.6	288	—	288	163	451	100	451	(247)	204
6100 Center Drive	1	96.7	286	—	286	168	454	100	454	(249)	205
701 B Street	1	86.7	529	37	566	—	566	100	566	(310)	256
707 Broadway	1	77.5	181	—	181	128	309	100	309	(169)	140
9665 Wilshire Blvd	1	98.8	162	—	162	64	226	100	226	(124)	102
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	77.5	316	2	318	141	459	100	459	(251)	208
Northpoint	1	92.3	103	—	103	45	148	100	148	(81)	67
Arden Towers at Sorrento	4	85.7	548	54	602	—	602	100	602	(330)	272
Westwood Center	1	98.7	291	25	316	—	316	100	316	(173)	143
World Savings Center	1	94.5	464	14	478	161	639	100	639	(350)	289

	22	87.5	7,943	590	8,533	2,139	10,672		10,438	(5,717)	4,721

Houston
Allen Center
One Allen Center	1	98.5	913	79	992	—	992	100	992	(544)	448
Two Allen Center	1	97.7	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	93.4	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Cullen Center
Continental Center I	1	97.9	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	86.6	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	94.4	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.1	351	39	390	44	434	100	434	(237)	197

	7	95.6	5,885	283	6,168	790	6,958		6,307	(3,455)	2,852

SUBTOTAL U.S. FUND	57	91.7	24,163	1,408	25,571	3,364	28,935		26,421	(14,470)	11,951

CANADIAN FUND
Toronto
First Canadian Place	1	98.4	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121

	3	98.1	3,116	258	3,374	323	3,697		924	(101)	823

Calgary
Altius Centre	1	99.5	303	3	306	72	378	25	95	(11)	84

	1	99.5	303	3	306	72	378		95	(11)	84

Ottawa
Place de Ville I	2	99.8	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	98.6	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	99.7	540	13	553	95	648	25	162	(18)	144

	6	99.3	1,700	50	1,750	1,030	2,780		695	(77)	618

Edmonton
Canadian Western Bank	1	98.7	375	31	406	91	497	25	124	(14)	110
Enbridge Tower	1	100.0	179	4	183	30	213	25	53	(6)	47

	2	99.1	554	35	589	121	710		177	(20)	157

Niagara Falls
Acres House	1	68.0	149	—	149	60	209	25	52	(5)	47

	1	68.0	149	—	149	60	209		52	(5)	47

SUBTOTAL CANADIAN FUND	13	97.9	5,822	346	6,168	1,606	7,774		1,943	(214)	1,729

TOTAL PROPERTIES	109	95.6	59,485	4,112	63,597	9,581	73,178		58,566	(15,522)	43,044
Total Development and Redevelopment	—	—	17,773	—	17,773	—	17,773		16,422	(3,155)	13,267

TOTAL PORTFOLIO	109	95.6	77,258	4,112	81,370	9,581	90,951		74,988	(18,677)	56,311

TOTAL EXCLUDING NON-MANAGED	90	96.3	71,516	3,858	75,374	8,562	83,936		68,664	(15,214)	53,450

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic – Blackstone Managed

Management’s Discussion and Analysis of Financial Results
FORWARD-LOOKING STATEMENTS
This annual report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and releasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Results
March 7, 2008
PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2007 includes material information up to March 7, 2008. Financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$.”
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which begin on page 64 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization and certain other non-cash items. Net operating income is an important measure that we use to assess operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 35. Net operating income and funds from operations are both non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. In the past three years, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio) are discussed in further detail in Part III and Part IV, respectively, of this MD&A. The term “Brookfield Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties.
At December 31, 2007, the book value of Brookfield Properties’ assets was $20.5 billion. During 2007 we generated $240 million of net income ($0.59 per diluted share) and $629 million of funds from operations ($1.57 per diluted share).
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

(Millions, except per share amounts)	2007	2006(1)	2005(1)

Results of operations
Total revenue	$2,912	$1,911	$1,529
Net income	240	135	164
Net income per share — diluted	0.59	0.37	0.46
Common share dividends paid per share	0.55	0.51	0.43
Funds from operations	629	443	435
Funds from operations per share — diluted	1.57	1.25	1.23
Balance sheet data
Total assets	20,473	19,314	9,513
Commercial properties	15,889	15,287	7,430
Commercial property debt	12,125	11,185	5,216
Shareholders’ equity	3,078	3,112	1,943

(1)	Per share amounts have been restated to reflect the impact of the three-for-two stock split effective May 4, 2007

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 109 properties totaling 73 million square feet, including 10 million square feet of parking. Our development/redevelopment portfolio comprises interests in 16 sites totaling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.
We remain focused on the following strategic priorities:
•	Surfacing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties;

•	Monetizing development assets as the economy rebounds and continued supply constraints create opportunities; and

•	Expanding our asset management platform through the growth of our existing office funds or through the establishment of new funds.
The following table summarizes our investment by market:

			Brookfield Properties’	Book		Net Book
	Number of	Total Area	Owned Interest	Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Direct
Midtown New York, New York	2	2,786	1,957	$894	$706	$188
Downtown New York, New York	5	9,661	8,778	2,973	1,968	1,005
Boston, Massachusetts	2	2,163	2,163	854	573	281
Washington, D.C.	6	2,266	2,266	685	501	184
Toronto, Ontario	9	6,646	5,253	1,370	791	579
Calgary, Alberta	7	6,326	3,164	503	370	133
Denver, Colorado	1	1,795	1,795	280	163	117
Minneapolis, Minnesota	4	3,008	3,008	422	201	221
Houston, Texas	1	892	892	146	101	45
Other	2	926	926	108	132	(24)
Corporate debt	—	—	—	—	401	(401)

	39	36,469	30,202	8,235	5,907	2,328

U.S. Office Fund
Midtown New York, New York	4	3,548	2,096	1,266	316	950
Downtown New York, New York	2	3,521	3,521	1,277	397	880
Washington, D.C.	22	4,236	4,059	1,137	206	931
Houston, Texas	7	6,958	6,307	930	—	930
Los Angeles, California	22	10,672	10,438	2,637	427	2,210
Corporate U.S. Fund debt	—	—	—	—	4,156	(4,156)

	57	28,935	26,421	7,247	5,502	1,745

Canadian Office Fund
Toronto, Ontario	3	3,697	924	267	78	189
Calgary, Alberta	1	378	95	20	—	20
Ottawa, Ontario	6	2,780	695	102	26	76
Other	2	710	177	18	2	16

	12	7,565	1,891	407	106	301

Continuing Operations	108	72,969	58,514	$15,889	$11,515	$4,374
Discontinued Operations(2)	1	209	52	3	—	3

	109	73,178	58,566	$15,892	$11,515	$4,377
Office development sites		16,237	14,886	867	370	497
Redevelopment sites		1,536	1,536	305	240	65

Total		90,951	74,988	$17,064	$12,125	$4,939

(1)	Represents consolidated interest before non-controlling interests

(2)	Acres House, Niagara Falls is currently classified as a discontinued operation
We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we are also pursuing the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”). Of our 109 commercial office properties, 27 are wholly owned, 12 are held in property-level joint ventures or co-tenancies, and 70 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We proportionately consolidate our interest in this Fund. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. We fully consolidate this Fund.
We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management	Stable base fee for providing regular, ongoing services.

• Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.

• Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron U.S.A., CIBC, Wachovia, RBC Financial Group and Bank of Montreal. A detailed list of major tenants is included in Part V (“Risks and Uncertainties”) of this MD&A, which begins on page 49.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 7% of our leases, on average, mature annually over the next five years.
The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Midtown New York			Downtown New York			Boston
			Net Rent			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	2,810	4.4		316	5.0		101	0.8		66	3.5
2008	2,975	4.7	$22	359	5.7	$33	121	0.9	$19	102	5.4	$30
2009	3,250	5.1	20	343	5.4	23	251	1.9	20	160	8.5	23
2010	4,266	6.7	22	344	5.5	32	176	1.4	19	175	9.3	33
2011	5,272	8.3	25	164	2.6	39	649	5.0	37	394	20.9	46
2012	5,594	8.8	22	388	6.2	32	394	3.1	12	47	2.5	24
2013	11,592	18.2	30	727	11.5	35	4,452	34.5	38	30	1.6	29
2014	3,216	5.1	26	217	3.4	27	389	3.0	39	20	1.1	35
2015 & beyond	24,622	38.7	30	3,440	54.7	48	6,368	49.4	30	893	47.2	31
Parking	9,581	—	—	36	—	—	281	—	—	276	—	—

	73,178	100.0		6,334	100.0		13,182	100.0		2,163	100.0

Average market net rent			$36			$84			$44			$35

(1)	Net rent at expiration of lease

	Washington, D.C.			Houston			Los Angeles
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	415	7.5		341	4.9		1,065	12.5
2008	417	7.5	$24	590	8.4	$15	692	8.1	$19
2009	544	9.8	24	165	2.4	12	558	6.5	20
2010	296	5.4	23	958	13.7	11	833	9.8	22
2011	192	3.5	26	665	9.5	14	943	11.1	18
2012	576	10.4	23	999	14.2	12	1,365	16.0	25
2013	197	3.6	28	690	9.8	11	737	8.6	33
2014	1,126	20.4	27	375	5.3	11	565	6.6	25
2015 & beyond	1,769	31.9	42	2,229	31.8	18	1,775	20.8	26
Parking	970	—	—	838	—	—	2,139	—	—

	6,502	100.0		7,850	100.0		10,672	100.0

Average market net rent			$35			$20			$25

(1)	Net rent at expiration of lease

	Toronto			Calgary			Ottawa
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	187	2.1		14	0.2		11	0.6
2008	372	4.2	$25	127	2.2	$20	91	5.2	$16
2009	577	6.5	19	304	5.4	24	36	2.1	16
2010	682	7.7	29	421	7.4	26	2	0.1	40
2011	579	6.6	29	1,383	24.3	21	—	—	87
2012	951	10.8	27	497	8.7	30	6	0.3	—
2013	1,477	16.7	30	1,337	23.5	26	1,055	60.3	19
2014	130	1.5	30	98	1.7	40	9	0.5	25
2015 & beyond	3,869	43.9	28	1,500	26.6	29	540	30.9	15
Parking	1,519	—	—	1,023	—	—	1,030	—	—

	10,343	100.0		6,704	100.0		2,780	100.0

Average market net rent			$27			$35			$19

(1)	Net rent at expiration of lease

	Denver			Minneapolis			Other
			Net Rent			Net Rent			Net Rent
	000’s		per	000’s		per	000’s		per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)

Currently available	33	2.6		190	7.6		71	5.1
2008	30	2.3	$14	49	2.0	$10	25	1.8	$19
2009	19	1.5	24	222	8.9	5	71	5.1	11
2010	104	8.0	22	61	2.5	11	214	15.3	13
2011	93	7.2	20	38	1.5	17	172	12.3	16
2012	85	6.6	20	174	7.0	17	112	8.0	16
2013	138	10.7	23	653	26.3	10	99	7.1	19
2014	130	10.1	17	135	5.4	15	22	1.6	16
2015 & beyond	660	51.0	23	965	38.8	13	614	43.7	13
Parking	503	—	—	521	—	—	445	—	—

	1,795	100.0		3,008	100.0		1,845	100.0

Average market net rent			$22			$15			$22

(1)	Net rent at expiration of lease
COMMERCIAL DEVELOPMENT AND REDEVELOPMENT
We hold interests in 18 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have five projects under development and two projects under redevelopment as outlined on page 21 of this MD&A.

The following table summarizes our commercial development projects at December 31, 2007:

							Other
			Number	Owned			Share-	Net
			of	Interest		Owned	holder’s	Owned
(Square feet in 000’s) Region		Description	Sites	%	Total	Interest(1)	Interest	Interest

Direct
Ninth Avenue	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	—	5,400
77 K Street	Washington	Adjacent to Union Station	1	50%	327	164	(4)	160
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600	2,600	(286)	2,314
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	65%	800	520	(57)	463
Bankers Court	Calgary	East and West Parkades adjacent to Bankers Hall	1	50%	500	250	(28)	222
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	(132)	1,068
425 15th Street	Denver	One block from Republic Plaza	1	100%	833	833	—	833
Tremont Garage	Denver	One block from Republic Plaza	1	100%	500	500	—	500

			8	1	2,160	11,467	(507)	10,960

U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	1,000	1,000	(548)	452
Waterview	Washington	At the foot of the Key Bridge in Rosslyn, Virginia	1	25%	300	75	(41)	34
1500 Smith Street	Houston	Adjacent to Four Allen Center	1	100%	800	800	(438)	362
Allen Center Garage	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	700	700	(383)	317
Allen Center Gateway	Houston	Adjacent to the Allen Center	1	100%	700	700	(383)	317

			5		3,500	3,275	(1,793)	1,482

Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577	144	(16)	128

			1		577	144	(16)	128

			14		16,237	14,886	(2,316)	12,570

Redevelopment
Four Allen Center(2)	Houston	1400 Smith Street	1	100%	1,267	1,267	(694)	573
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269	269	(147)	122

Total development and redevelopment			16		17,773	16,422	(3,157)	13,265

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Property is currently under redevelopment. 100% of the building has been leased to Chevron, who will move into the building once redevelopment is complete
Residential Development
Through our residential development business segment, we develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. These units also build and sell homes. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, and parks. Included in housing inventory is associated land as well as construction costs.
The following table summarizes our residential land development at December 31, 2007:

					Held for Development
	Under Development		Housing Inventory		Estimated
($ in Millions)	Number of Lots	Book Value	Number of Units	Book Value	Number of Lots	Book Value

Alberta	4,297	$358	398	$57	39,835	$424
Ontario	330	24	239	28	13,104	64
Colorado	958	43	—	—	8,667	122
Texas	106	4	—	—	13,529	84
Missouri	88	2	—	—	1,357	18

Total	5,779	$431	637	$85	76,492	$712

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:
•	Net income per share;

•	Net operating income;

•	Funds from operations per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.
Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income, net operating income and funds from operations. While net income is calculated in accordance with generally accepted accounting principles (“GAAP’), net operating income and funds from operations are both non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income and a full reconciliation from net income to funds from operations on page 35 of this MD&A.
Net Income
Net income is calculated in accordance with GAAP. Net income is used as a key indicator in assessing the profitability of the company.
Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We measure the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year sales and acquisitions.
Funds from Operations
Funds from operations is defined as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. While we believe that funds from operations is the most relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate, we believe that funds from operations, net operating income and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with GAAP in Canada or the United States and should not be considered an alternative to GAAP measures. Accordingly, we provide a reconciliation of funds from operations to net income, consistent with the definition provided as set out above. A reconciliation is not provided to cashflow from operating activities, as it is often subject to fluctuations based on the timing of working capital payments.
KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:
•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.
We also believe that the key external performance drivers are:
•	The availability of new property acquisitions that fit into our strategic plan;

•	The availability of equity capital at a reasonable cost; and

•	The availability of debt capital at a cost and on terms conducive to our goals.

PART II — FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $20.5 billion at December 31, 2007, an increase of $1.2 billion from 2006. The increase in total assets is primarily attributable to the purchase of the remaining interest in our two Boston properties and the acquisition of 1201 Louisiana Street in Houston, a significant increase in our commercial development portfolio and residential developments, as well as the strengthening of the Canadian dollar, offset by the sale of seven buildings in Canada during 2007. The following is a summary of our assets over the past two years:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Commercial properties	$15,889	$15,287
Commercial developments	1,172	735
Residential developments	1,228	706
Receivables and other	1,056	974
Intangible assets	759	853
Restricted cash and deposits	151	507
Cash and cash equivalents	214	188
Assets related to discontinued operations(1)	4	64

Total	$20,473	$19,314

(1)	Includes $3 million of commercial properties and $1 million of other assets associated with assets related to discontinued operations at December 31, 2007 (December 31, 2006 - $61 million and $3 million, respectively)
COMMERCIAL PROPERTIES
The book value of our commercial properties was $15.9 billion as at December 31, 2007 compared to $15.3 billion at December 31, 2006. This increase is primarily attributable to the acquisition of the remaining interest in 53 and 75 State Street in Boston in the fourth quarter of 2007, the acquisition of 1201 Louisiana Street in Houston in the second quarter of 2007, and the favorable impact of foreign exchange fluctuations on our Canadian dollar-denominated assets. These increases were offset by the sale of Gulf Canada Square in Calgary in December of 2007, the sale of 2 and 40 St. Clair Avenue West in Toronto in August of 2007, the sale of 18 King Street in Toronto in May of 2007, and the sale of Atrium on Bay in Toronto and 2200 and 2204 Walkley in Ottawa in February of 2007. The consolidated carrying value of our North American properties is approximately $271 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’	Dec. 31, 2007		Dec. 31, 2006
	Total Area	Owned Interest	Book Value	Book Value	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	per Sq. Ft.	(Millions)	Per Sq. Ft.

Midtown, New York, New York	6,334	4,053	$2,160	$533	$2,201	$543
Downtown, New York, New York	13,182	12,299	4,250	346	4,294	349
Boston, Massachusetts	2,163	2,163	854	395	350	317
Washington, D.C.	6,502	6,325	1,822	288	1,980	300
Houston, Texas	7,850	7,199	1,076	149	941	149
Los Angeles, California	10,672	10,438	2,637	253	2,689	258
Toronto, Ontario	10,343	6,177	1,637	265	1,434	226
Calgary, Alberta	6,704	3,259	523	160	513	145
Ottawa, Ontario	2,780	695	102	147	88	127
Denver, Colorado	1,795	1,795	280	156	264	147
Minneapolis, Minnesota	3,008	3,008	422	140	423	141
Other	1,636	1,103	126	114	110	95

Continuing operations	72,969	58,514	15,889	272	15,287	267
Discontinued operations	209	52	3	58	61	92

Total	73,178	58,566	$15,892	$271	$15,348	$265

(1)	Represents the company’s consolidated interest before non-controlling interests
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs in 2007 totaled $148 million, compared with the $82 million expended in 2006. The increase was due to the leasing commissions and improvements incurred as a result of a higher level of leasing activity in the current year, especially in the fourth quarter, as well as an increase in total leasable area in 2007 compared to 2006 due to the acquisition of the Trizec portfolio in the fourth quarter of 2006.

Tenant installation costs are summarized as follows:

(Millions)	2007	2006

Leasing commissions	$41	$27
Tenant improvements	107	55

Total	$148	$82

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2007 totaled $49 million, compared with $25 million during 2006. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. The increase in capital expenditures in the current year is due primarily to the increase in properties with the acquisition of the Trizec portfolio in the fourth quarter of 2006 and the associated capital projects. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. These expenditures are recoverable in some cases. During 2007, $19 million of our total capital expenditures is recoverable which compares with $14 million in the prior year.
ASSETS RELATED TO DISCONTINUED OPERATIONS
In the fourth quarter of 2007, one property met the criteria for being classified as a discontinued operation: Acres House, Niagara Falls. We have reclassified $4 million of assets and $3 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with this property as at December 31, 2007.
As at December 31, 2006, three properties met the criteria for being classified as discontinued operations: Atrium on Bay in Toronto, and 2200 Walkley and 2204 Walkley in Ottawa. We reclassified $64 million of assets and $36 million of liabilities to assets and liabilities related to discontinued operations, respectively, in connection with these properties as at December 31, 2006. These properties were sold in the first quarter of 2007.
COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total book value of this development land and infrastructure was $1,172 million at December 31, 2007, an increase of $437 million from $735 million in 2006. The increase is primarily attributable to active construction at a number of development sites, offset by the sale of a portion of the Waterview site in Washington, D.C. during the second quarter of 2007.
The details of the commercial property development portfolio and related book values are as follows:

		Sq. Ft. Currently
	Buildable	Under Construction	Book Value	Book Value
(Millions)	Sq. Ft. (000’s)	(000’s)	Dec. 31, 2007	Dec. 31, 2006

Active developments
Bay Adelaide Centre, Toronto	2,600	1,160	$416	$251
Reston Crescent, Washington, D.C.	1,000	185	56	6
Waterview, Washington, D.C.	300	300	27	44
77 K Street, Washington, D.C.	327	327	34	16
Bankers Court, Calgary	500	265	22	7

Planning
Ninth Avenue, New York	5,400		207	184
Herald Site, Calgary	1,200		53	38
Others
1500 Smith Street, Houston	800
Allen Center Gateway, Houston	700
Allen Center Garage, Houston	700
425 15th Street, Denver	833
Tremont Garage, Denver	500
Brookfield Place III, Toronto	800
300 Queen Street, Ottawa	577

	4,910		52	50

Total developments	16,237	2,237	867	596
Redevelopment
Four Allen Center, Houston	1,267	1,267	198	139
1225 Connecticut Avenue, Washington, D.C.	269	269	107	—

Total developments and redevelopments	17,773	3,773	$1,172	$735

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 18 million square feet of high-quality, centrally-located development and redevelopment properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved. The following development activity took place during 2007:
•	Bay Adelaide Centre in Toronto represents one of our largest development projects. Ground-breaking on Phase I of this project took place in July of 2006 and construction is actively underway. Phase I represents 1.2 million square feet of a three-phase project that is expected to total 2.6 million square feet and be completed in 2009. Due to the continuous construction on Phase I, as well as the impact of foreign exchange, the book value of this site has increased by $165 million since December 31, 2006.

•	Construction is substantially complete at Four Allen Center, a redevelopment site comprising 1,267,000 square feet in downtown Houston. This building has been entirely leased to Chevron, U.S.A., Inc., who is expected to occupy the space during the first quarter of 2008. As a result of the construction throughout the year, the book value of this site has increased by $59 million since December 31, 2006.

•	Reston Crescent, a development project acquired with the Trizec portfolio in the fourth quarter of 2006, is a 36 acre landscaped campus where construction is underway on Two Reston Crescent, a 185,000 square foot building. Completion is expected in the beginning of 2008. During the first quarter of 2007, demolition began on the existing Reston Unisys I and II buildings. As a result of construction progress to date, the book value of this project has increased by $50 million since December 31, 2006.

•	Construction on Bankers Court in Calgary, a 500,000 square foot, two-building project, commenced in the third quarter of 2006. Active development of the first building, totaling 265,000 square feet, is taking place and is expected to be complete in 2008. The building is 100% leased. As a result of the continuous development, as well as the impact of foreign exchange, the book value of this site has increased by $15 million since December 31, 2006.

•	Construction on 77 K Street in Washington, D.C., a development project we acquired in July 2006, commenced in the fourth quarter of 2006. Completion is expected in 2008. As a result of active construction, the book value of this site has increased by $18 million since December 31, 2006.

•	1225 Connecticut Avenue in Washington, D.C. is a property that was acquired as part of the Trizec portfolio. The property is currently undergoing a full redevelopment of its 269,000 square feet, which is expected to be completed in the fourth quarter of 2008. This site was classified as a commercial property at December 31, 2006 and was reclassified as a redevelopment site in the third quarter of 2007. The book value increased to $107 million at December 31, 2007.

•	Waterview, a development site acquired with the Trizec portfolio, was under construction prior to the acquisition. During the second quarter of 2007, we sold the 630,000 square foot office portion of this development site. The remaining 300,000 square foot building is substantially complete and expected to be operational in the first quarter of 2008. This site is our only hotel/residential asset in Washington, D.C. As a result of the sale, the book value of this site has decreased by $17 million since December 31, 2006.
Expenditures for development and redevelopment of commercial properties totaled $313 million in 2007 compared with $79 million in 2006. The increase is due to construction costs incurred on the seven projects mentioned above, which are all currently under active development.
The details of development and redevelopment expenditures are as follows:

(Millions)	2007	2006

Construction costs	$211	$38
Interest capitalized	54	24
Tenant improvements	47	—
Property taxes and other	1	17

Total	$313	$79

Further details on our active developments as at December 31, 2007 are as follows:

	Square Feet
	Currently		Owned Interest(1)
	Under	Expected			Estimated	Total	Amount	Estimated
	Construction	Date of	%	Investment	Total	Construction	Drawn Dec.	NOI at
(Millions)	(000’s)	Completion	Pre-leased	to Date	Investment	Loan	31, 2007	Stabilization

Active developments
Bay Adelaide Centre, Toronto	1,160	Q3 2009	55%	$254	$541	$421	$101	$39
Reston Crescent, Washington, D.C.	185	Q1 2008	—	24	60	—	—	6
77 K Street, Washington, D.C.	327	Q4 2008	—	34	64	51	18	5
Bankers Court, Calgary	265	Q4 2008	100%	22	55	49	8	5

Subtotal office developments	1,937			$334	$720	$521	$127	$55
Waterview, Washington, D.C.(2)	300	Complete(3)	—	27	34	20	16	—

Total	2,237			$361	$754	$541	$143	$55

Redevelopments
Four Allen Center, Houston	1,267	Complete(3)	100%	$198	$210	$240	$240	$21
1225 Connecticut, Washington D.C.	269	Q4 2008	8%	107	160	—	—	12

Total	1,536			$305	$370	$240	$240	$33

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Estimated value of hotel and condominium upon completion is $45 million

(3)	Substantially complete as at December 31, 2007
RESIDENTIAL DEVELOPMENTS
Our residential development operations are focused in five markets: Alberta, Ontario, Colorado, Texas and Missouri. The book value of these investments at December 31, 2007 was $1,228 million, compared with $706 million at the end of 2006. The increase was attributable to additional land acquisitions and increased work in progress offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Under development	$431	$249
Housing inventory	85	58
Held for development	712	399

Total	$1,228	$706

The details of our land under development, housing inventory and land held for development are as follows:

	Number of Lots		Book Value (Millions)
Under development	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006

Alberta	4,297	3,753	$358	$212
Ontario	330	350	24	4
Colorado	958	806	43	29
Texas	106	102	4	3
Missouri	88	64	2	1

Total	5,779	5,075	$431	$249

	Number of Units		Book Value (Millions)
Housing Inventory	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006

Alberta	398	566	$57	$35
Ontario	239	186	28	23

Total	637	752	$85	$58

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006

Alberta	39,835	32,007	5,955	4,913	$424	$223
Ontario	13,104	8,185	2,184	1,637	64	52
Colorado	8,667	7,686	2,167	1,531	122	79
Texas	13,529	7,178	3,328	1,860	84	40
Missouri	1,357	498	226	83	18	5

Total	76,492	55,554	13,860	10,024	$712	$399

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $1,056 million at December 31, 2007 from $974 million at December 31, 2006 primarily due to the impact of straight-line rent and free rent receivables on the assets from our recent acquisitions as well as the expansion of our land and housing business.
The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Accounts receivable	$154	$133
Straight-line rent and free rent receivables	378	299
Real estate mortgages	63	86
Residential receivables and other assets	292	245
Prepaid expenses and other assets	169	211

Total	$1,056	$974

INTANGIBLE ASSETS
We have allocated $759 million (2006 — $853 million) to lease origination costs, tenant relationships, above-market leases and below-market ground leases, net of related amortization, in connection with acquisitions of individual commercial properties and portfolios, including the Trizec acquisition, the O&Y acquisition and the 2006 acquisitions in the greater Washington, D.C. area.
The components of intangible assets are as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Intangible assets
Lease origination costs	$377	$321
Tenant relationships	501	515
Above-market leases and below-market ground leases	82	79

	$960	$915

Less accumulated amortization
Lease originations costs	(124)	(45)
Tenant relationships	(62)	(13)
Above-market leases and below-market ground leases	(15)	(4)

Total net	$759	$853

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits decreased to $151 million in 2007 from $507 million in 2006. The decrease is a result of the maturity of short-term government securities (balance at December 31, 2006 — $249 million) which were held in a trust account to match interest and principal payments on a mortgage at One Liberty Plaza, which matured in December 2007. In addition there have been drawdowns on an escrow account set up in the fourth quarter of 2006 in connection with the acquisition of Four Allen Center. The money is being used to fund the current redevelopment taking place at Four Allen Center.
CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.
As at December 31, 2007, cash balances increased to $214 million from $188 million at December 31, 2006 principally as a result of the sale of Gulf Canada Square in Calgary in December of 2007, which generated gross cash proceeds of $97 million, the sale of 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto in August of 2007, which generated gross cash proceeds of $22 million, the sale of 18 King Street in Toronto in the second quarter of 2007 for gross cash proceeds of $10 million as well as the sale of Atrium on Bay in Toronto and 2200 Walkley and 2204 Walkley in Ottawa, which were all sold in February of 2007 for gross cash proceeds of $116 million. These increases were partially offset by cash utilized on development and redevelopment activities.

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $20.5 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity over the past two years are as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Liabilities
Commercial property debt	$12,125	$11,185
Accounts payable and other liabilities	1,357	923
Intangible liabilities	834	919
Future income tax liability	600	584
Liabilities related to discontinued operations(1)	3	36
Capital securities — corporate	1,053	1,093
Capital securities — fund subsidiaries	762	810
Non-controlling interests — fund subsidiaries	193	259
Non-controlling interests — other subsidiaries	86	67
Preferred equity — subsidiaries	382	326
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,033	3,067

Total	$20,473	$19,314

(1)	Includes nil of commercial property debt and $3 million of other liabilities associated with liabilities related to discontinued operations at December 31, 2007 (December 31, 2006 — $34 million and $2 million, respectively)
COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $12.1 billion at December 31, 2007, compared with $11.2 billion at December 31, 2006. The increase is primarily attributable to the refinancings of One Liberty Plaza in New York, Canada Trust Tower in Toronto, Royal Centre in Vancouver and Dain Plaza in Minneapolis, as well as new property debt on 1201 Louisiana Street in Houston, which was acquired in the second quarter of 2007, and additional debt on 53 and 75 State Street in Boston due to the acquisition of the remaining 49% interest in these properties in the fourth quarter of 2007. These increases were offset by principal amortization as well as the sale of buildings out of our Canadian portfolio during 2007. Commercial property debt at December 31, 2007 had an average interest rate of 6.65% (compared to 6.79% at December 31, 2006). Almost all of our Direct commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Our U.S. Office Fund debt is recourse to the Fund entities.
Select financial ratios are set out in the following table:

	Three-Year		Annual Results
Objective	Average		2007		2006		2005

Debt-to-total-market-capitalization	41%		47%		41%		34%
Non-recourse debt as a percentage of total(1)	92%		94%		94%		88%
Interest expense coverage	2.2	x	2.0	x	2.1	x	2.6	x

(1)	Non-recourse to Brookfield Properties
We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2007, the average term to maturity of our commercial property debt was consistent with our average lease term at approximately seven years.

During 2007, we financed, refinanced or assumed through acquisitions $2,609 million of commercial property debt. The details are as follows:

					Drawn at
(Millions)	Financed / Refinanced	Interest Rate %	Maturity Date	Mortgage/Loan	Dec. 31, 2007(1)

First Quarter
One World Financial Center	Refinanced	5.83%	February 2017	$310	$310
Second Quarter
1201 Louisiana	Assumed	6.73%	September 2011	102	102
77 K Street	Financed	LIBOR + 175bps	April 2010	14	14
Bankers Court	Financed	CDOR + 150bps	October 2009	46	8
Third Quarter
One Liberty Plaza	Refinanced	6.14%	September 2017	850	850
Bay Adelaide Centre	Financed	BA + 135bps	July 2012	423	101
Fourth Quarter
Canada Trust Tower	Refinanced	5.87%	December 2017	200	200
Dain Plaza	Refinanced	LIBOR + 150bps	December 2008	80	80
53 State Street	Assumed	5.96%	August 2016	137	137
75 State Street	Assumed	7.00%	September 2028	80	80
75 State Street	Financed	5.00%	March 2008	130	130
Royal Centre	Refinanced	Prime	November 2008	132	132
West 31st Street	Refinanced	LIBOR + 140bps	December 2009	105`	105

Total Commercial Property				2,609	2,249
Corporate Credit Facilities		LIBOR + 110bps	September 2008	800	251
Corporate Term Loan		LIBOR + 150bps	June 2009	150	150

Total				$3,559	$2,650

(1) Excludes deferred financing costs
In addition to property specific debt financings completed in 2007, we were successful in securing construction financings including, during the second quarter of 2007, a new secured construction loan totaling C$49 million for the construction of the Bankers Court development in Calgary. The facility, maturing in July 2009, is secured by the Bankers Court project. The facility bears an annual interest rate of CDOR + 150 basis points. As at December 31, 2007, $8 million was drawn on this facility.
In addition, during the third quarter of 2007, we completed a new secured, non-revolving credit facility totaling C$420 million for the construction of the Bay Adelaide West development in Toronto. The facility, maturing July 2010 with two optional one-year extensions, is secured by the Bay Adelaide Centre project. The facility bears an annual interest rate of BA + 135 basis points. BPO Properties, one of our subsidiaries, currently has guaranteed up to C$90 million of the facility which reduces to C$60 million upon meeting certain leasing thresholds. As at December 31, 2007, $101 million was drawn on this facility.
We have $800 million of committed corporate credit facilities consisting of a $500 million bank credit facility and a $300 million line from Brookfield Asset Management Inc, our parent company. At December 31, 2007, the balance drawn on these facilities, which are in the form of three-year revolving facilities, was $251 million and nil, respectively (balances at December 31, 2006 were nil and nil, respectively). At the time of the Trizec acquisition, we financed a new $600 million term loan facility at a rate of LIBOR + 150 basis points. The outstanding balance at December 31, 2007 on this facility was $150 million (December 31, 2006 — $300 million) and it matures on September 30, 2008 after considering two six-month extension options.
As at December 31, 2007, we had approximately $15 million (2006 — $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, after taking into consideration C$200 million loaned to Brookfield Asset Management Inc. in the third quarter of 2007 that has been offset against the Class AAA Series E capital securities.
The composition of debt owed to Brookfield Asset Management Inc. is as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Commercial property specific debt	$—	$72
Development debt	15	102
Class AAA series E capital securities	—	171

Total	$15	$345

Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $11 million for the year ended December 31, 2007, compared to $35 million in 2006, and was recorded at the exchange amount.

The details of commercial property debt at December 31, 2007 are as follows:

($ in millions)	Location	Interest Rate%	Maturity	Date	Dec. 31, 2007(1,2)	Mortgage Details

Direct
105 Adelaide	Toronto	5.77	February	2008	$23	Non-recourse, fixed rate
75 State Street	Boston	5.00	March	2008	130	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	6.21	April	2008	100	Non-recourse, floating rate
22 Front Street	Toronto	11.88	July	2008	6	Non-recourse, fixed rate
Royal Centre	Vancouver	6.50	November	2008	132	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	December	2008	123	Non-recourse, fixed rate
Dain Plaza	Minneapolis	6.10	December	2008	79	Non-recourse, floating rate
Bankers Court(3)	Calgary	6.11	October	2009	8	Non-recourse, floating rate
West 31st Street(3)	New York	6.00	December	2009	105	Partial-recourse, floating rate
Dain Plaza	Minneapolis	6.00	December	2009	29	Non-recourse, fixed rate
77 K Street(3)	Washington, D.C.	6.35	April	2010	18	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February	2011	230	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	35	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	August	2011	73	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	101	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	Non-recourse, fixed rate
300 Madison Avenue	New York	6.09	April	2012	76	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	62	Non-recourse, fixed rate
Bay Adelaide Centre(3)	Toronto	5.96	July	2012	101	Non-recourse, floating rate
HSBC Building	Toronto	8.19	October	2012	23	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	342	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	September	2013	454	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	269	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	174	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	April	2014	163	Non-recourse, fixed rate
1625 Eye Street	Washington, D.C.	6.00	September	2014	125	Non-recourse, fixed rate
Two World Financial Center	New York	10.30	September	2014	100	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	279	Non-recourse, fixed rate
One Bethesda	Washington, D.C.	5.66	October	2016	53	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	836	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	5.87	December	2017	200	Non-recourse, fixed rate
West 33rd Street(3)	New York	5.90	April	2018	122	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	May	2028	93	Non-recourse, fixed rate
75 State Street	Boston	7.00	September	2028	164	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	153	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate

Total Direct		6.44			$5,860

U.S. Office Fund
2000 L Street	Washington, D.C.	6.26	March	2008	$56	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	March	2008	33	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.35	May	2008	58	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.91	June	2008	25	Non-recourse, fixed rate
Waterview(3)	Washington, D.C.	7.20	August	2009	16	Non-recourse, floating rate
1460 Broadway	New York	5.11	November	2012	12	Non-recourse, fixed rate
Four Allen Center(3)	Houston	5.77	October	2013	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	113	Non-recourse, fixed rate
Grace Building	New York	5.54	July	2014	193	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	111	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	235	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	45	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	397	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	21	Non-recourse, fixed rate
U.S. Fund Corporate and other debt
CMBS Pool debt	—	6.83	March	2008	160	Non-recourse, fixed rate
Mezzanine debt	—	7.53	October	2011	3,093	Non-recourse, floating rate
CMBS Pool debt	—	5.78	October	2011	594	Non-recourse, floating rate
CMBS Pool debt	—	6.83	May	2011	309	Non-recourse, fixed rate

Total U.S. Office Fund		6.77			$5,758

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Includes $43 million of transaction costs which have been reclassified from other assets as a result of changes in accounting policy

(3)	Development debt

($ in millions)	Location	Interest Rate %	Maturity	Date	Dec. 31, 2007(1,2)	Mortgage Details

Canadian Office Fund
Enbridge Tower	Edmonton	6.72	June	2009	$2	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	November	2009	7	Non-recourse, fixed rate
First Canadian Place	Toronto	8.06	December	2009	66	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	2	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate

Total Canadian Office Fund		7.53			$106

Corporate
Term facility	—	6.10	September	2008	$150	Recourse, floating rate
Corporate Revolver	—	5.70	June	2009	251	Recourse, floating rate

Total Corporate					$401

Total Commercial Property Debt		6.65			$12,125

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Includes $43 million of transaction costs which have been reclassified from other assets as a result of changes in accounting policy

(3)	Development debt
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total	Dec. 31, 2007

2008	$154	$1,078	$1,232	6.36%
2009	177	482	659	6.29%
2010	193	18	211	6.55%
2011	199	4,486	4,685	7.01%
2012	207	212	419	6.52%
2013 and thereafter	660	4,259	4,919	6.17%

Total commercial property debt	$1,590	$10,535	$12,125	6.65%

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
(Millions)	Total	1 year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt(1)	$12,125	$1,232	$870	$5,104	$4,919
Residential development debt	501	180	312	9	—
Capital securities	1,053	—	199	—	854
Interest expense(2)
Commercial property debt	3,208	652	765	571	1,220
Capital securities — corporate	372	58	115	94	105
Capital securities — fund subsidiaries(3)	163	28	56	56	23
Minimum rental payments — ground leases(4)	3,256	29	56	56	3,115

(1)	Includes transaction costs

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(3)	Excludes redeemable equity interests

(4)	Represents payments on properties situated on land held under leases or other agreements
Credit Ratings
We are currently rated by two credit rating agencies, Dominion Bond Rating Service Inc. (“DBRS”) and Standard and Poors Rating Service (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.
The credit ratings for the company at December 31, 2007 and at the date of this report were as follows:

	DBRS	S&P

Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell the company’s common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are fully or proportionately consolidated in our financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in Oakridges, a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 26 to our consolidated financial statements.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $1,357 million at December 31, 2007, compared with $923 million at December 31, 2006. The increase is primarily due to new land development debt, which totaled $501 million in 2007 compared with $236 million in 2006. This financing is primarily recourse in nature to the underlying residential development properties and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 6.17% at December 31, 2007 (2006 — 6.16%). The balance of the change is due to additional accrued interest as a result of higher debt balances as well as the impact of the strengthening of the Canadian dollar throughout 2007 and $33 million related to the fair market value of a forward-starting interest rate swap that we entered into during 2007 to hedge the interest rate risk associated with the anticipated issuance of $350 million of fixed rate debt.
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Accounts payable and accrued liabilities	$613	$503
Straight-line rent payable	59	46
Residential payables and accrued liabilities	184	138
Land development debt	501	236

Total	$1,357	$923

INTANGIBLE LIABILITIES
Intangible liabilities consist of below-market tenant leases and above-market ground lease obligations assumed on acquisitions, net of related accumulated amortization.
The components of intangible liabilities are as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Intangible liabilities
Below-market leases	$971	$902
Above-market ground lease obligations	58	70

	1,029	972

Less accumulated depreciation
Below-market leases	(189)	(46)
Above-market ground lease obligations	(6)	(7)

Total net	$834	$919

FUTURE INCOME TAXES
At December 31, 2007, we had a net future income tax liability of $600 million broken out as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Future income tax liabilities related to difference in tax and book basis, net	$(944)	$(935)
Future income tax assets related to non-capital losses and capital losses	344	351

Total net	$(600)	$(584)

Together with our Canadian subsidiaries, we have future income tax assets of $117 million (2006 - $117 million) that relate to non-capital losses which expire over the next 20 years and $106 million (2006 — $101 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have future income tax assets of $121 million (2006 — $133 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $395 million (2006 — $341 million) which also expire over the next 10 years.

CAPITAL SECURITIES — CORPORATE
Pursuant to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments are required to be presented as a liability. Accordingly, certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.”
We have the following capital securities — corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2007(1)	Dec. 31, 2006

Class AAA Series E	8,000,000	70% of bank prime	$—	$171
Class AAA Series F	8,000,000	6.00%	199	171
Class AAA Series G	4,400,000	5.25%	109	110
Class AAA Series H	8,000,000	5.75%	199	171
Class AAA Series I	8,000,000	5.20%	199	171
Class AAA Series J	8,000,000	5.00%	198	171
Class AAA Series K	6,000,000	5.20%	149	128

Total			$1,053	$1,093

(1)	Includes transaction costs of $7 million at December 31, 2007

For redemption dates, refer to Note 16 of the consolidated financial statements
CAPITAL SECURITIES — FUND SUBSIDIARIES
We consolidate our investment in the U.S. Office Fund. Capital securities within our U.S. Office Fund are as follows:

(Millions)	Dec. 31, 2007	Dec. 31, 2006

Debt securities	$257	$257
Redeemable equity interests	505	553

Total	$762	$810

Debt securities consist of partner contributions to the U.S. Office Fund by way of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests include $440 million representing the equity interest in the U.S. Office Fund held by our joint venture partner, The Blackstone Group (“Blackstone”). Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities — fund subsidiaries) in our financial statements as we could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES
At December 31, 2007, non-controlling interests — fund subsidiaries was $193 million (2006 — $259 million) and represents equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than Brookfield Place in Toronto, and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Dec. 31, 2007	Dec. 31, 2006

Common shares of BPO Properties	11.0%	$73	$55
Limited partnership units of Brookfield Financial Properties	0.6%	13	12

Total		$86	$67

Non-controlling interests in BPO Properties increased to $73 million at December 31, 2007 from $55 million at December 31, 2006 primarily due to earnings in 2007 in excess of distributions.
PREFERRED EQUITY — SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $382 million of preferred equity outstanding at December 31, 2007 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2007	Dec. 31, 2006

	1,805,489	Series G	70% of bank prime	$45	$39
	3,816,527	Series J	70% of bank prime	96	82
	300	Series K	30-day BA + 0.4%	150	127
	2,847,711	Series M	70% of bank prime	71	61
	800,000	Series N	30-day BA + 0.4%	20	17

Total				$382	$326

During 2007, dividends of $17 million were paid on preferred shares issued by BPO Properties, compared with $14 million in 2006.
PREFERRED EQUITY — CORPORATE
At December 31, 2007 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.
We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2007	Dec. 31, 2006

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For details regarding the terms on our preferred shares, refer to our Annual Information Form
During 2007, we paid preferred dividends of $3 million, consistent with preferred dividends paid in 2006.
COMMON EQUITY
As at December 31, 2007, we had 392,805,608 issued and outstanding common shares. On a diluted basis, we had 401,062,602 common shares outstanding, calculated as follows:

	Dec. 31, 2007	Dec. 31, 2006(1)

Common shares outstanding	392,805,608	396,868,457
Unexercised options	8,256,994	7,179,457

Common shares outstanding — diluted(2)	401,062,602	404,047,914

Common shares repurchased	4,513,720	—

(1)	Restated to reflect three-for-two stock split effective May 4, 2007

(2)	Includes all potential common shares at December 31, 2007 and December 31, 2006
In 2007, we repurchased 4,513,720 shares at an average price of $22.87 per share. Since the inception of the normal course issuer bid in 1999, we have repurchased approximately 36 million shares at an average price of $11.60 per share on a post-split adjusted basis.
At December 31, 2007, the book value of our common equity was $3.0 billion, compared with a market equity capitalization of approximately $7.6 billion, calculated as total common shares outstanding multiplied by $19.25, the closing price per common share on the New York Stock Exchange on December 31, 2007.
Equity offering
In December 2006, we entered into agreements for the issuance of 49.5 million of our common shares. Under the agreements, a syndicate of underwriters purchased 30.938 million of our common shares at a price of $25 per share. Concurrently, an affiliate of Brookfield Asset Management Inc. purchased 18.562 million of our common shares at a price of $25 per share. The gross proceeds from the combined share issuances totaled approximately $1.25 billion.

Following the offering, Brookfield Asset Management Inc. owns, directly and indirectly, approximately 50.1% of our voting interest.
The proceeds from this offering were used to repay outstanding indebtedness taken on to finance the company’s $857 million equity investment in its U.S. Office Fund and the repayment of lines of credit to ensure the company is in a position to acquire further assets should opportunities of interest become available.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund capital expenditures, including tenant improvements;

•	fund current development costs not covered under construction loans;

•	invest in the establishment of new funds;

•	repurchase our stock; and

•	possibly fund new property acquisitions
We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancings, including upward refinancings, of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status as a corporation and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue along with proceeds from financing activities will continue to provide the necessary funds for our short-term liquidity needs. However, material changes in these factors may adversely affect our net cashflows.
Our principal liquidity needs for periods beyond the next twelve months are for development costs, potential property acquisitions, scheduled debt maturities and non-recurring capital expenditures. We plan to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment in new funds;

•	proceeds from sales of assets; and

•	our credit facilities and refinancing opportunities
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a loan-to-appraised value basis of up to 70%. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Utilization of Cash Resources
The following table illustrates the utilization of cashflow generated by our operating activities, and our financing and investing initiatives:

(Millions)	2007	2006	Total

Operating
Increase in land and housing inventory and related working capital	$(355)	$(258)	$(613)
Net increase in cash from other operating activities	342	324	666

	(13)	66	53

Financing
Commercial and corporate borrowings, net of repayments	375	1,288	1,663
Land development borrowings, net of repayments	219	78	297
Trizec acquisition financing arranged	—	3,702	3,702
Other acquisition financing arranged	130	—	130
Distributions to non-controlling interests	(19)	(12)	(31)
Net issuance (repurchase) of common shares	(100)	1,233	1,133
Preferred share dividends	(3)	(3)	(6)
Common share dividends	(216)	(173)	(389)

	386	6,113	6,499

Investing
Marketable securities	—	58	58
Loans receivable and other	40	(24)	16
Loans receivable — affiliate	(200)	—	(200)
Acquisition of Trizec, net of cash and cash equivalents acquired	—	(5,341)	(5,341)
Acquisitions of real estate, net	(307)	(569)	(876)
Dispositions of real estate, net	224	82	306
Development and redevelopment investments	(313)	(79)	(392)
Commercial property tenant improvements	(107)	(55)	(162)
Restricted cash and deposits	365	(102)	263
Capital expenditures	(49)	(25)	(74)

	(347)	(6,055)	(6,402)

Increase in cash	$26	$124	$150

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs, and to fund distributions on shares. Cashflow from commercial operating activities is dependent upon occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables.
For the year ended December 31, 2007, common share dividends paid exceeded net cash provided from operating activities, primarily due to the continued expansion of our investment in residential development land and housing inventory which utilized approximately $355 million of operating cashflow and was funded largely through land development borrowings. Excluding this, operating cashflow exceeded dividends paid by $126 million.
Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.
As at December 31, 2007, our weighted average cost of capital, assuming a 12% return on equity, was 7.19% (2006 – 7.94%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio. The decrease over the prior year is due to a decrease in our market capitalization.

The following schedule details the capitalization of the company at the end of 2007 and 2006 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006

Liabilities
Commercial property debt	6.65%	6.79%	$12,125	$11,219
Residential debt	6.17%	6.16%	501	236
Capital securities – corporate	5.42%	5.23%	1,053	1,093
Capital securities – fund subsidiaries(3)	10.00%	10.00%	762	810
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	193	259
Non-controlling interests – other subsidiaries	12.00%	12.00%	86	67
Preferred equity — subsidiaries	4.40%	4.30%	382	326
Shareholders’ equity
Preferred equity — corporate	5.01%	5.01%	45	45
Common equity	12.00%	12.00%	7,562	10,406

Total(4)	7.19%	7.94%	$22,709	$24,461

(1)	As a percentage of average book value

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

OPERATING RESULTS
NET INCOME
Our net income for the year ended December 31, 2007 was $240 million ($0.59 per diluted share) compared to $135 million ($0.37 per diluted share) in 2006. The net increase is largely a result of:
•	$466 million of growth ($1.17 per diluted share) from commercial property operating income, primarily as a result of a full year of net operating income on the Trizec portfolio, One Bethesda and 601 & 701 South 12th Street in Washington, D.C., as well as the purchase of 1201 Louisiana Street in Houston during 2007;

•	$93 million of growth ($0.23 per diluted share) from our residential development operations which continued to benefit from a low interest rate environment and strong demand in the Alberta housing market during 2007;

•	a $110 million gain ($0.28 per diluted share), net of tax, on the sale of seven properties from the O&Y portfolio and the sale of a portion of the Waterview development site during 2007 as compared to a $29 million gain ($0.08 per diluted share), net of tax, on the sale of eight properties from the O&Y portfolio as well as the Trade Center Denver during 2006;

•	an increase of $43 million ($0.11 per diluted share) in losses absorbed by co-investors in the U.S. Office Fund due to a full year of activity in the Trizec portfolio; and

•	a decrease in future income tax expense of $22 million ($0.06 per diluted share) due to the revaluation of the future tax liability associated with the US Office Fund, offset by:
o	an increase in interest expense of $275 million ($0.69 per diluted share) related to interest carry on the Trizec portfolio, as well as various refinancings in 2007 totaling over $2 billion and the impact of foreign exchange;

o	an increase in general and administrative expense of $36 million ($0.09 per diluted share) primarily due to the expansion of our portfolio and asset management platform;

o	an increase in one-time transaction costs of $29 million ($0.07 per diluted share), $27 million of which relates to a break fee incurred on the refinancing of One Liberty Plaza in New York and $4 million of which relates to the write-off of our investment in a financing vehicle for our Canadian assets that we elected not to implement;

o	an increase in non-controlling interests of $9 million ($0.02 per diluted share) largely due to the impact of foreign exchange throughout 2007; and

o	an increase in depreciation and amortization expense of $254 million ($0.64 per diluted share) related to a full year of depreciation on the Trizec portfolio, One Bethesda and 601 & 701 South 12th Street in Washington, D.C., as well as the acquisition of 1201 Louisiana Street in Houston in 2007.

Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions)	2007	2006	2005

Total revenue	$2,912	$1,911	$1,528
Net operating income
Commercial property operations
Operating income from commercial properties	1,298	831	644
Lease termination, non-recurring fee and other income	4	5	30

Total commercial property operations	1,302	836	674
Residential development operations	237	144	106
Interest and other income	44	44	37

	1,583	1,024	817

Expenses
Interest
Commercial property debt	697	422	273
Capital securities – corporate	61	59	54
Capital securities – fund subsidiaries	(27)	(12)	—
General and administrative	103	67	48
Transaction costs	44	15	—
Non-controlling interests
Fund subsidiaries	(75)	(21)	—
Other subsidiaries	23	19	16
Depreciation and amortization	530	276	161
Future income taxes	70	92	103

Net income from continuing operations	157	107	162
Discontinued operations, net of non-controlling interests(1)	83	28	2

Net income	$240	$135	$164

Net income per share – diluted
Continuing operations	$0.38	$0.29	$0.45
Discontinued operations	0.21	0.08	0.01

	$0.59	$0.37	$0.46

Funds from operations per share – diluted
Continuing operations	$1.55	$1.22	$1.21
Discontinued operations	0.02	0.03	0.02
Lease termination income and disposition gains	0.24	0.13	—

	$1.81	$1.38	$1.23

(1)	Refer to page 41 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2007	2006	2005

Net income	$240	$135	$164
Preferred share dividends	(3)	(3)	(2)

Net income available to common shareholders	$237	$132	$162

Weighted average shares outstanding – basic	395.9	348.6	346.6
Net income per share – basic	$0.60	$0.38	$0.47

Weighted average shares outstanding – diluted	399.2	353.0	351.3
Net income per share – diluted	$0.59	$0.37	$0.46

Weighted average shares outstanding – basic	395.9	348.6	346.6
Unexercised options	3.3	4.4	4.7

Weighted average shares outstanding – diluted	$399.2	$353.0	$351.3

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions)	2007	2006	2005

Net income	$240	$135	$164
Add (deduct) non-cash and extraordinary items:
Depreciation and amortization	530	276	161
Income taxes	70	92	103
Transaction costs	44	15	—
Discontinued operations(1)	(107)	(21)	7
Non-controlling interests in above items(2)	(148)	(54)	—

Funds from operations	$629	$443	$435

(1)	Represents depreciation and amortization, income taxes and dispositions related to discontinued operations
(2)	Includes non-cash component of capital securities – fund subsidiaries of $82 million (2006 – $23 million)
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

(Millions, except per share amounts)	2007	2006	2005

Funds from operations	$629	$443	$435
Preferred share dividends	(3)	(3)	(2)

	626	440	433

Funds from operations per share – diluted	$1.57	$1.25	$1.23

Funds from operations was $1.57 per share in 2007 compared with $1.25 per share in 2006. Our 2005 results include a special fee of $30 million ($0.09 per share) received from Goldman Sachs pursuant to a cooperation agreement permitting the commencement of construction on certain lands adjacent to the company’s World Financial Center in New York, known as Site 26.
REVENUE
The components of revenue are as follows:

(Millions)	2007	2006	2005

Commercial property revenue
Revenue from continuing operations	$2,124	$1,373	$1,050
Recurring fee income	40	29	22
Lease termination, non-recurring fee and other income	4	5	30

Total commercial property revenue	2,168	1,407	1,102
Revenue from residential development operations	700	460	389

Revenue from commercial property and residential development operations	2,868	1,867	1,491
Interest and other	44	44	37

Total	$2,912	$1,911	$1,528

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $1,302 million in 2007 compared with $836 million in 2006 and $674 million in 2005.
The components of commercial property net operating income from continuing operations are as follows:

(Millions)	2007	2006	2005

Commercial property revenue
Revenue from current properties	$1,940	$1,313	$1,029
Straight-line rental income	47	17	21
Intangible lease amortization	137	43	—

Revenue from continuing operations	2,124	1,373	1,050
Recurring fee income	40	29	22
Lease termination, non-recurring fee and other income	4	5	30

Total commercial property revenue	2,168	1,407	1,102
Property operating costs	(866)	(571)	(428)

Commercial property net operating income	$1,302	$836	$674

Our Direct net operating income as well as our net operating income from our funds for the years ended 2007, 2006 and 2005 is as follows:

(Millions)	2007	2006	2005

Direct
Same property	$656	$627	$646
Properties acquired	29	14	—
Recurring fee income	28	21	22

	713	662	668

U.S. Office Fund
Properties acquired	543	135	—
Recurring fee income	3	—	—

	546	135	—

Canadian Office Fund
Same property	34	31	6
Recurring fee income	9	8	—

	43	39	6

Total commercial property net operating income	$1,302	$836	$674

The components of commercial property net operating income from discontinued operations are as follows:

(Millions)	2007	2006	2005

Discontinued operations
Revenue	$17	$31	$35
Property operating expenses	(6)	(17)	(18)

Net operating income from discontinued operations	$11	$14	$17

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $2,168 million during 2007 compared with $1,407 million in 2006. The increase is primarily a result of the Trizec acquisition that took place in the fourth quarter of 2006 as well as the acquisitions in our Washington, D.C. portfolio that took place during 2006, both of which had a full year of revenue in 2007. In addition, the 2007 results include income from 1201 Louisiana Street in Houston, which was acquired in the second quarter.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2007, we recognized $47 million of straight-line rental revenue, as compared to $17 million in 2006.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses were $866 million in 2007, as compared to $571 million in 2006. The primary reason for the increase was a full year of expenses related to the Trizec portfolio as well as One Bethesda and 601 & 701 South 12th Street in Washington D.C. and the costs related to 1201 Louisiana Street in Houston, which was acquired in 2007. These acquisitions accounted for approximately $366 million of the increase over 2006. Offsetting these increases is the sale of various properties in the O&Y portfolio over the past two years.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income. During 2007, occupancy increased due to lease-ups in Lower Manhattan, Boston, Toronto, Denver and Minneapolis as compared to 2006. At December 31, 2007, average in-place net rent throughout the portfolio was $23.63 per square foot compared with $21 per square foot at December 31, 2006.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2007:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	6,298	11.3	$36.51	$84
Downtown	12,901	8.2	28.03	44
Boston, Massachusetts	1,887	6.2	29.68	35
Washington, D.C.	5,532	7.0	24.91	35
Houston, Texas	7,012	5.4	11.89	20
Los Angeles, California	8,533	4.8	20.35	25
Toronto, Ontario	8,824	6.7	25.32	27
Calgary, Alberta	5,681	6.3	24.15	35
Ottawa, Ontario	1,750	5.8	17.35	19
Denver, Colorado	1,292	7.7	17.25	22
Minneapolis, Minnesota	2,487	6.5	9.61	15
Other	1,400	8.0	12.93	22

Total(1)	63,597	7.1	$23.63	$36

(1)	Excludes developments
Our total portfolio occupancy rate increased by 50 basis points to 95.6% at December 31, 2007 compared with 95.1% at December 31, 2006 primarily due to the improved leasing environment in 2007 across almost all of our markets.
A summary of our occupancy levels for the past two years is as follows:

	Dec. 31, 2007		Dec. 31, 2006
	Leasable	%	Leasable	%
(Thousands of square feet)	Sq. Ft.	Leased	Sq. Ft.	Leased

New York, New York
Midtown	6,298	95.0	6,298	98.3
Downtown	12,901	99.2	12,901	95.7

Total New York, New York	19,199	97.8	19,199	96.5
Boston, Massachusetts	1,887	96.5	1,887	92.5
Washington, D.C.	5,532	92.5	5,749	97.6
Houston, Texas	7,012	95.1	6,168	94.6
Los Angeles, California	8,533	87.5	8,533	87.4
Toronto, Ontario	8,824	97.9	10,455	95.8
Calgary, Alberta	5,681	99.8	6,801	99.8
Ottawa, Ontario	1,750	99.3	1,909	99.2
Denver, Colorado	1,292	97.5	1,292	95.7
Minneapolis, Minnesota	2,487	92.4	2,487	89.3
Other	1,400	94.9	1,400	95.6

Total(1)	63,597	95.6	65,880	95.1

(1) Excludes developments

During 2007, we leased 8.8 million square feet of space at an average leasing net rent of $30.32 per square foot. This included 3.9 million square feet of new leases and 4.9 million square feet of renewals. Expiring net rent for the portfolio averaged $20.74 per square foot.
The details of our leasing activity for 2007 are as follows:

			Activities During the Year Ended December 31, 2007
				Average		Year One	Average
	Dec. 31, 2006			Expiring		Leasing	Leasing	Acq./	Dec. 31, 2007
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1)	Sq. Ft.(1)	Sq. Ft. (1)	($ per sq. ft.)	Sq. Ft.(1)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft. (1)	Sq. Ft.(1)	Sq. Ft.(1)

New York, New York
Midtown	6,298	6,192	(570)	$27.56	360	$69.48	$72.43	—	6,298	5,982
Downtown	12,901	12,342	(1,469)	22.27	1,927	32.94	36.78	—	12,901	12,800
Boston, Massachusetts	1,887	1,745	(238)	26.74	314	32.26	34.79	—	1,887	1,821
Washington, D.C.	5,749	5,610	(792)	20.95	511	30.14	31.48	(212)	5,532	5,117
Houston, Texas	6,168	5,832	(1,605)	13.30	1,687	15.63	18.15	757	7,012	6,671
Los Angeles, California	8,533	7,458	(969)	18.85	979	24.77	27.28	—	8,533	7,468
Toronto, Ontario	10,455	10,012	(1,142)	25.12	1,222	26.96	27.75	(1,455)	8,824	8,637
Calgary, Alberta	6,801	6,786	(1,070)	25.24	1,071	33.97	34.43	(1,120)	5,681	5,667
Ottawa, Ontario	1,909	1,894	(139)	13.85	143	19.72	19.72	(159)	1,750	1,739
Denver, Colorado	1,292	1,236	(89)	19.22	112	22.02	23.37	—	1,292	1,259
Minneapolis, Minnesota	2,487	2,220	(156)	12.15	233	13.56	15.26	—	2,487	2,297
Other	1,400	1,338	(204)	13.98	195	21.97	22.41	—	1,400	1,329

Total(1)	65,880	62,665	(8,443)	$20.74	8,754	$28.18	$30.32	(2,189)	63,597	60,787

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate gains and a potential source of capital available to reinvest in other assets at higher returns. The acquisition of 1201 Louisiana Street in Houston provided $6 million of net operating income in 2007. A full year of net operating income from the Trizec portfolio as well as One Bethesda and 601 & 701 South 12th Street in Washington, D.C. contributed an additional $566 million to net operating income in 2007. Net operating income from these acquisitions was $149 million in 2006.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 28 years and manages in excess of 51,000 units in over 266 condominium corporations. Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages nearly 80 million square feet of premises for major corporations and government.
The details of our fee income are as follows:

(Millions)	2007	2006	2005

Property management, leasing, project management and other fees	$20	$13	$7
Brookfield Residential Services Ltd. fees	17	13	9
Brookfield LePage Johnson Controls	3	3	6

Total	$40	$29	$22

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices.
Our residential development operations contributed $237 million of pre-tax income during 2007 as compared to $144 million during 2006. The increase in earnings is due to higher home sales and multi-family lot volumes, higher margins as a result of increased selling prices and product mix, offset by an increase in both labor and material costs in Alberta as a result of shortages caused by the rapid growth in the economy fueled by the energy sector.
The components of residential development net operating income are as follows:

(Millions)	2007	2006	2005

Sales revenue	$700	$460	$389
Operating costs	(463)	(316)	(283)

Total	$237	$144	$106

Lot sales for the past three years and the related revenue are as follows:

	Lot Sales			Lot Sales Revenue			Average Lot Sales Revenue
	(Units)			(Millions)			(Thousands)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Alberta	2,125	2,347	2,617	$369	$277	$184	$174	$118	$70
Ontario	152	—	—	18	—	—	118	—	—
Colorado	123	96	369	13	6	22	106	63	60
Texas	102	55	—	4	2	—	39	36	—
Missouri	1	64	—	—	2	—	—	31	—
Other(1)	—	—	—	—	—	5	—	—	—

Total	2,503	2,562	2,986	$404	$287	$211	$161	$112	$71

(1)	Represents $5 million earned on the completion of all outstanding commitments related to a previous development in Florida
Home sales for the past three years and the related revenue are as follows:

	Home Sales			Home Sales Revenue			Average Home Sales Revenue
	(Units)			(Millions)			(Thousands)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Alberta	773	538	556	$216	$100	$84	$279	$186	$151
Ontario	277	280	391	80	73	94	289	261	240

Total	1,050	818	947	$296	$173	$178	$282	$211	$188

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $463 million in 2007 from $316 million in 2006. These costs increased as a result of our expanded operations and have been compounded by material and labor shortages as discussed above.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages and residential receivables, interest received on cash balances, and transactional gains. Interest and other income remained consistent at $44 million in 2007.
INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt increased to $697 million in 2007 from $422 million in 2006. This increase is related to additional interest carry on the debt associated with the Trizec portfolio as well as the acquisitions in Washington, D.C. in 2006 and in Houston in 2007 and various upward refinancings that took place during 2007, including One Liberty Plaza.
Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends reclassified to interest expense. This amount increased to $61 million in 2007 from $59 million in 2006 due to foreign exchange fluctuations offset by the cessation of interest expense on the Class AAA Series E shares that were offset with a deposit to Brookfield Asset Management Inc., our parent company, in the third quarter of 2007.

Capital securities – fund subsidiaries
Interest expense on capital securities – fund subsidiaries represents expenses related to the following interests in the U.S. Office Fund:

(Millions)	2007	2006	2005

Interest on debt securities	$26	$7	$—
Interest on redeemable equity interests	29	4	—

	55	11	—
Non-cash component(1)	(82)	(23)	—

Total	$(27)	$(12)	$—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the year ended 2007 increased to $103 million from $67 million in 2006 due to expansion of our asset management platform, including the acquisition of the Trizec portfolio in the fourth quarter of 2006, as well as inflationary and competitive pressures on salaries. Included in general and administrative expenses is $16 million (2006 — $13 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.
TRANSACTION COSTS
During the third quarter of 2007, we refinanced One Liberty Plaza with an $850 million, non-recourse 10-year mortgage at a fixed rate of 6.139%. As part of the refinancing, we defeased an existing $397 million 6.75% loan maturing in 2011 by assigning the loan and securities with a value of approximately $420 million to a special purpose entity established to assume One Liberty Plaza’s obligation under the loan. In connection with the refinancing, we recognized a break fee of $23 million representing the difference between the carrying value of the defeased loan and the value of the securities pledged to satisfy our obligation under this loan. In addition, we also wrote-off $4 million of transaction costs that had been capitalized against the original note.
Also included in transaction costs for the year ended December 31, 2007 were $17 million of costs which included $13 million of merger integration costs and employee transition costs resulting from the Trizec merger and $4 million related to the write-off of costs associated with a financing plan that we elected not to implement. Net of non-controlling interests, our share of these costs was $9 million and $4 million, respectively.
NON-CONTROLLING INTERESTS
Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

(Millions)	2007	2006	2005

Non-controlling interests	$60	$1	$—
Non-cash component(1)	(109)	(22)	—

Total	(49)	(21)	—

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Non-controlling interests – fund subsidiaries is comprised of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2007	2006	2005

Non-controlling interests – fund subsidiaries – continuing operations	$(75)	$(21)	$—
Non-controlling interests – fund subsidiaries – discontinued operations	26	—	—

Total non-controlling interests – fund subsidiaries	$(49)	$(21)	$—

Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
For the year ended December 31, 2007, dividends paid on shares issued by our subsidiaries increased to $15 million from $14 million in 2006. Non-controlling interests in subsidiary earnings was $15 million in 2007 compared with $7 million in 2006.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

(Millions)	Type	2007	2006	2005

BPO Properties	Redeemable preferred shares(1)	$15	$14	$11
BPO Properties	Participating interests	14	6	4
Brookfield Financial Properties	Participating interests	1	1	1

Total		$30	$21	$16

(1)	Non-participating
Non-controlling interests – other subsidiaries is comprised of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2007	2006	2005

Non-controlling interests – other subsidiaries – continuing operations	$23	$19	$—
Non-controlling interests – other subsidiaries – discontinued operations	7	2	—

Total non-controlling interests – other subsidiaries	$30	$21	$—

DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for the year ended December 31, 2007 increased by $254 million to $530 million from $276 million in 2006. The majority of this increase was due to a full year of depreciation and amortization from the acquisition of the Trizec portfolio in the fourth quarter of 2006.
FUTURE INCOME TAXES
Future income taxes for the year ended December 31, 2007 decreased to $70 million from $92 million in 2006. The majority of this decrease relates to a $75 million reduction in our future tax liability as a result of a decrease in the tax rates applied to the U.S. Office Fund and a net release of contingencies of $14 million on the settlement of tax audits in the U.S. Office Fund. These decreases are offset by an increase of $55 million on the tax effect of foreign exchange gains on U.S. dollar denominated debt in Canadian companies.
DISCONTINUED OPERATIONS
During the fourth quarter of 2007, we sold our 25% interest in Gulf Canada Square and recognized a gain of approximately $27 million. During the third quarter of 2007, we sold our 25% interest in both 2 and 40 St. Clair Avenue West in Toronto, properties which were acquired with the O&Y portfolio, and recognized a gain of approximately $7 million. During the second quarter of 2007, we sold a portion of our Waterview development site in Washington, D.C., which was acquired in 2006 as part of the Trizec portfolio. In addition, we sold our 25% interest in 18 King Street in Toronto. As a result of these sales, we recognized a gain of $62 million in the second quarter of 2007. Subsequent to the sale of Waterview in the second quarter, we received $1 million of residual payments and recognized an additional $1 million as a result of completing certain remaining development obligations for which a portion of the proceeds had been deferred, resulting in a gain recognized in the third and fourth quarters of 2007, respectively. During the first quarter of 2007, we sold our 50% interest in Atrium on Bay in Toronto as well as our 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. As a result of these sales, we recognized a gain of $47 million. Excluding gains, non-controlling interests and future income taxes, income attributable to discontinued operations was $6 million for the year ended December 31, 2007.
During the second quarter of 2006, we sold our 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $14 million. During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver and recognized a gain of $30 million. Excluding gains, non-controlling interests and future income taxes, income attributable to discontinued operations was $1 million in 2006.
The following table summarizes the income from discontinued operations:

(Millions)	2007	2006	2005

Revenue	$17	$31	$34
Operating expenses	(6)	(17)	(17)

	11	14	17
Interest expense	(2)	(5)	(8)

Funds from operations	9	9	9
Depreciation and amortization	(3)	(8)	(7)

Income from discontinued operations before gains, non-controlling interests and taxes	6	1	2
Gain on sale of commercial properties	144	44	—
Non-controlling interests	(33)	(2)	—
Future income taxes	(34)	(15)	—

Income from discontinued operations	$83	$28	$2

SEGMENTED INFORMATION
The company and its subsidiaries operate in the U.S. and Canada within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S., and Toronto, Calgary and Ottawa in Canada. Approximately 79% of our commercial property net operating income is derived from the U.S. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Kansas City in the U.S. Details of the segmented financial information for our principal areas of business are as follows:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,498	$13,136	$2,391	$2,151	$—	$—	$15,889	$15,287
Development properties	676	433	496	302	1,228	706	2,400	1,441
Receivables and other	569	516	195	213	292	245	1,056	974
Intangible assets	719	799	40	54	—	—	759	853
Restricted cash and deposits	146	497	2	10	3	—	151	507
Cash and cash equivalents	134	166	74	21	6	1	214	188
Assets related to discontinued operations	—	—	4	64	—	—	4	64

Total	$15,742	$15,547	$3,202	$2,815	$1,529	$952	$20,473	$19,314

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$1,713	$994	$455	$413	$700	$460	$2,868	$1,867
Expenses	678	400	188	171	463	316	1,329	887

	1,035	594	267	242	237	144	1,539	980
Interest and other income	18	19	14	16	12	9	44	44

Net operating income from continuing operations	1,053	613	281	258	249	153	1,583	1,024
Interest expense
Commercial property debt	654	370	43	52	—	—	697	422
Capital securities – corporate	9	6	52	53	—	—	61	59
Capital securities – fund subsidiaries	(27)	(12)	—	—	—	—	(27)	(12)
General and administrative	58	34	45	33	—	—	103	67
Transaction costs	40	15	4	—	—	—	44	15
Non-controlling interests
Fund subsidiaries	(75)	(21)	—	—	—	—	(75)	(21)
Other subsidiaries	1	1	22	18	—	—	23	19
Depreciation and amortization	466	202	64	74	—	—	530	276

Income before unallocated costs	(73)	18	51	28	249	153	227	199
Future income taxes							70	92

Net income from continuing operations							$157	$107
Discontinued operations	15	18	68	10	—	—	83	28

Net income							$240	$135

QUARTERLY RESULTS
The 2007 and 2006 results by quarter are as follows:

	2007(1)				2006(1)
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total Revenue	$849	$705	$720	$638	$689	$421	$414	$387

Net operating income
Commercial property operations	330	332	325	315	312	179	176	169
Residential development operations	80	43	72	42	51	37	31	25
Interest and other	12	13	10	9	14	9	8	13

	422	388	407	366	377	225	215	207

Expenses
Interest(2)	189	192	189	188	205	96	92	88
Interest – capital securities – fund subsidiaries	(5)	(8)	(5)	(9)	(12)	—	—	—
General and administrative	27	23	24	29	23	15	14	15
Transaction costs
Debt defeasance	—	27	—	—	—	—	—	—
Other	2	8	3	4	15	—	—	—
Non-controlling interests
Fund subsidiaries	(22)	(12)	(31)	(10)	(21)	—	—	—
Other subsidiaries	7	6	6	4	4	7	4	4
Depreciation and amortization	138	135	132	125	136	49	49	42
Future income taxes	4	20	28	18	6	23	36	27

Net income from continuing operations	$82	$(3)	$61	$17	$21	$35	$20	$31
Discontinued operations(3)	23	6	18	36	—	—	10	18

Net income	$105	$3	$79	$53	$21	$35	$30	$49

Net income per share – basic
Continuing operations	$0.21	$(0.01)	$0.15	$0.04	$0.06	$0.10	$0.05	$0.09
Discontinued operations(3)	0.06	0.01	0.05	0.09	—	—	0.03	0.05

	$0.27	$—	$0.20	$0.13	$0.06	$0.10	$0.08	$0.14

Net income per share – diluted
Continuing operations	$0.21	$(0.01)	$0.14	$0.04	$0.06	$0.09	$0.05	$0.09
Discontinued operations(3)	0.06	0.01	0.05	0.09	—	—	0.03	0.05

	$0.27	$—	$0.19	$0.13	$0.06	$0.09	$0.08	$0.14

Funds from operations per share – diluted
Continuing operations	$0.47	$0.35	$0.42	$0.31	$0.34	$0.30	$0.29	$0.28
Discontinued operations(3)	—	0.01	—	0.01	—	0.01	0.01	0.01
Property disposition gains(3)	0.05	0.02	0.06	0.11	—	—	0.04	0.09

	$0.52	$0.38	$0.48	$0.43	$0.34	$0.31	$0.34	$0.38

(1)	Per share amounts restated to include the effect of the three-for-two common stock split effective May 4, 2007

(2)	Includes interest on capital securities – corporate

(3)	All quarters presented are net of non-controlling interests
Commercial property operations in the fourth quarter of 2007 was slightly down from the previous quarter due to an increase in operating costs throughout the quarter offset by the benefit of foreign exchange fluctuations.
Residential development income increased in the fourth quarter of 2007 compared with previous quarters in 2007 due to increased lot and home sales closings in the fourth quarter at higher selling prices. In Canada, we typically service lots in April through October, which leads to more sales in May through December. New inventory is not usually created during the first quarter of each year, so our fourth quarter sales could be higher when builders need inventory to provide supply over the first quarter months.
Interest expense decreased in the fourth quarter of 2007 as a result of a drop in LIBOR rates during the quarter, which has a significant impact on our floating rate debt. General and administrative expenses increased in the fourth quarter of 2007 primarily due to the timing of the costs and the impact of foreign exchange. Transaction costs related to debt defeasance in the third quarter represented a one-time break fee associated with the refinancing of debt on One Liberty Plaza in New York. The other transaction costs represent merger integration and employee transition costs resulting from the Trizec acquisition. The third quarter of 2007 also includes $4 million of transaction costs related to the write-off of costs associated with a financing plan that the company elected not to implement. Non-controlling interests expense remained relatively consistent with prior quarters. Depreciation and amortization has remained relatively consistent as well since the acquisition of the Trizec portfolio. Future income taxes decreased in the fourth quarter of 2007 due to the revaluation of the future income tax liability associated with the U.S. Office Fund. Net income increased in the fourth quarter of 2007 compared to the fourth quarter of 2006 principally due to the increases in our commercial and residential operations and the aforementioned revaluation of our future tax liability, offset by increases in the expenses discussed above.

PART III – U.S. OFFICE FUND SUPPLEMENTAL INFORMATION
During 2006, we established and fully invested a U.S. Office Fund. This Fund was created as a single purpose fund to acquire the Trizec portfolio. We successfully completed the acquisition of the Trizec portfolio, along with our joint venture partner, Blackstone, in the fourth quarter of 2006 for $7.6 billion.
The U.S. Office Fund now consists of 57 commercial properties totaling 29 million square feet and seven development and redevelopment sites totaling five million square feet in New York, Washington, D.C., Houston and Los Angeles. The following represents our portfolio:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

New York
The Grace Building	1	97.2	1,499	20	1,519	—	1,519	49.9	758	(415)	343
One New York Plaza	1	98.7	2,426	33	2,459	—	2,459	100	2,459	(1,347)	1,112
Newport Tower	1	98.5	1,028	34	1,062	—	1,062	100	1,062	(582)	480
1065 Avenue of the Americas	1	81.8	625	40	665	—	665	99	658	(360)	298
1411 Broadway	1	88.4	1,074	39	1,113	36	1,149	49.9	573	(314)	259
1460 Broadway	1	92.0	206	9	215	—	215	49.9	107	(58)	49

	6	94.9	6,858	175	7,033	36	7,069		5,617	(3,076)	2,541
Washington, DC
1200 K Street	1	100.0	366	24	390	44	434	100	434	(238)	196
1250 23rd Street	1	7.0	116	—	116	16	132	100	132	(72)	60
1250 Connecticut Avenue	1	99.9	152	20	172	26	198	100	198	(108)	90
1400 K Street	1	97.8	178	12	190	34	224	100	224	(123)	101
2000 L Street	1	93.6	308	75	383	—	383	100	383	(210)	173
2001 M Street	1	98.9	190	39	229	35	264	98	259	(142)	117
2401 Pennsylvania Avenue	1	93.6	58	19	77	16	93	100	93	(51)	42
Bethesda Crescent	3	99.5	241	27	268	68	336	100	336	(184)	152
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(101)	84
Silver Springs Metro Plaza	3	94.2	640	47	687	84	771	100	771	(422)	349
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(173)	143
Two Ballston Plaza	1	94.9	204	19	223	—	223	100	223	(122)	101
Victor Building	1	65.2	298	45	343	—	343	49.9	171	(93)	78
1550 & 1560 Wilson Blvd	2	67.2	226	32	258	76	334	100	334	(183)	151

	22	89.2	3,477	360	3,837	399	4,236		4,059	(2,222)	1,837
Houston
Allen Center
One Allen Center	1	98.5	913	79	992	—	992	100	992	(544)	448
Two Allen Center	1	97.7	987	9	996	—	996	100	996	(546)	450
Three Allen Center	1	93.4	1,173	22	1,195	—	1,195	100	1,195	(655)	540
Cullen Center
Continental Center I	1	97.9	1,048	50	1,098	411	1,509	100	1,509	(826)	683
Continental Center II	1	86.6	428	21	449	81	530	100	530	(290)	240
KBR Tower	1	94.4	985	63	1,048	254	1,302	50	651	(357)	294
500 Jefferson Street	1	96.1	351	39	390	44	434	100	434	(237)	197

	7	95.6	5,885	283	6,168	790	6,958		6,307	(3,455)	2,852
Los Angeles
601 Figueroa	1	67.9	1,037	2	1,039	123	1,162	100	1,162	(636)	526
Bank of America Plaza	1	92.1	1,383	39	1,422	343	1,765	100	1,765	(967)	798
Ernst & Young Tower	1	85.3	910	335	1,245	391	1,636	100	1,636	(896)	740
Landmark Square	1	94.2	420	23	443	212	655	100	655	(359)	296
Marina Towers	2	96.3	356	25	381	87	468	50	234	(128)	106
5670 Wilshire Center	1	92.7	390	19	409	—	409	100	409	(224)	185
6060 Center Drive	1	87.1	242	15	257	113	370	100	370	(203)	167
6080 Center Drive	1	96.6	288	—	288	163	451	100	451	(247)	204
6100 Center Drive	1	96.7	286	—	286	168	454	100	454	(249)	205
701 B Street	1	86.7	529	37	566	—	566	100	566	(310)	256
707 Broadway	1	77.5	181	—	181	128	309	100	309	(169)	140
9665 Wilshire Blvd	1	98.8	162	—	162	64	226	100	226	(124)	102
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	77.5	316	2	318	141	459	100	459	(251)	208
Northpoint	1	92.3	103	—	103	45	148	100	148	(81)	67
Arden Towers at Sorrento	4	85.7	548	54	602	—	602	100	602	(330)	272
Westwood Center	1	98.7	291	25	316	—	316	100	316	(173)	143
World Savings Center	1	94.5	464	14	478	161	639	100	639	(350)	289

	22	87.5	7,943	590	8,533	2,139	10,672		10,438	(5,717)	4,721

TOTAL COMMERCIAL	57	91.7	24,163	1,408	25,571	3,364	28,935		26,421	(14,470)	11,951

(1)	Represents the company’s consolidated interest before non-controlling interests

*	Italic – Blackstone Managed

						Brookfield
				Brookfield		Properties’
	Number		Owned	Properties’	Other	Net
	of	Total	Interest	Owned	Shareholder’s	Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Interest

Washington, D.C.
Reston Crescent	1	1,000	100	1,000	(548)	452
Waterview	1	300	25	75	(41)	34

	2	1,300		1,075	(589)	486
Houston
1500 Smith Street	1	800	100	800	(438)	362
Allen Center Garage	1	700	100	700	(383)	317
Allen Center Gateway	1	700	100	700	(383)	317

	3	2,200		2,200	(1,204)	996

TOTAL DEVELOPMENT	5	3,500		3,275	(1,793)	1,482
REDEVELOPMENT
Four Allen Center, Houston	1	1,267	100	1,267	(694)	573
1225 Connecticut Avenue, Washington, D.C.	1	269	100	269	(147)	122

TOTAL DEVELOPMENT AND REDEVELOPMENT	7	5,036		4,811	(2,634)	2,177

(1)	Represents the company’s consolidated interest before non-controlling interests
Our 45% economic interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion in the fourth quarter of 2006.
At December 31, 2007, the impact of our investment in the U.S. Office Fund on our consolidated financial condition and results can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2007	2006

Midtown New York, New York	$1,266	$86	$21
Downtown New York, New York	1,277	99	24
Washington, D.C.	1,137	96	26
Houston, Texas	930	87	22
Los Angeles, California	2,637	175	42

	7,247	543	135
Property management and leasing fee income	—	3	—
Development properties	414	—	—

Total book value / Net operating income	7,661	546	135
Property specific and subsidiary debt / Interest expense	(5,758)	(386)	(96)
Partner capital (debt and equity) / Interest expense and non-controlling interests	(955)	(82)	(21)

Total	948	78	18
Other assets (liabilities), net / Other income (expenses), net	(119)	14	2

Invested capital / Funds from operations(1)	$829	$92	$20

(1)	Fees paid by the Fund to Brookfield Properties are eliminated on consolidation. For the year ended December 31, 2007, a total of $31 million of fees were paid to Brookfield Properties (2006 — $7 million) which resulted in a reduction of non-controlling interests expense of $19 million (2006 — $4 million) representing the net fees earned from partners
The U.S. Office Fund contributed $899 million and $216 million of commercial property revenue and $546 million and $135 million of net operating income during the year ended December 31, 2007 and December 31, 2006, respectively, as follows:

(Millions)	2007	2006

Commercial property revenue
Revenue from current properties	$737	$174
Straight-line rental income	40	12
Intangible amortization	122	30

Total commercial property revenue	899	216
Property operating costs	(353)	(81)

Commercial property net operating income	$546	$135

SUMMARY OF INVESTMENT
The following summarizes our investment in the U.S. Office Fund as at December 31, 2007:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Midtown New York, New York	4	3,548	2,096	$1,266	$316	$950
Downtown New York, New York	2	3,521	3,521	1,277	397	880
Washington, D.C.	22	4,236	4,059	1,137	206	931
Houston, Texas	7	6,958	6,307	930	—	930
Los Angeles, California	22	10,672	10,438	2,637	427	2,210
Corporate U.S. Fund debt	—	—	—	—	4,156	(4,156)

	57	28,935	26,421	$7,247	$5,502	$1,745
Office development sites	5	3,500	3,275	109	16	93
Redevelopment sites	2	1,536	1,536	305	240	65

Total	64	33,971	31,232	$7,661	$5,758	$1,903

(1)	Represents consolidated interest before non-controlling interests
Commercial property debt relating to the U.S. Office Fund totaled $5.8 billion at December 31, 2007. The details are as follows:

				Brookfield
				Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

2000 L Street	Washington, D.C.	6.26	2008	$56	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	7.07	2008	33	Non-recourse, fixed rate
Two Ballston Plaza	Washington, D.C.	6.91	2008	25	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.35	2008	58	Non-recourse, floating rate
Waterview(1)	Washington, D.C.	7.20	2009	16	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, fixed rate
Four Allen Center(1)	Houston	5.77	2013	240	Non-recourse, fixed rate
The Grace Building	New York	5.54	2014	193	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	111	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	235	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	113	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	397	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.53	2011	3,093	Non-recourse, floating rate
CMBS Pool debt	—	5.78	2011	594	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	469	Non-recourse, fixed rate

Total		6.77		$5,758

(1)	Development debt

PART IV – CANADIAN OFFICE FUND SUPPLEMENTAL INFORMATION
During 2005, we established and fully invested a Canadian Office Fund. This Fund was created as a single purpose fund to acquire the O&Y portfolio. We successfully completed the acquisition of the O&Y portfolio in the fourth quarter of 2005 for $1.8 billion.
The Canadian Office Fund, at the time of acquisition, consisted of 27 commercial properties totaling 11 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. However, certain of these properties were disposed of in the second quarter of 2006 and throughout 2007 and the Canadian Office Fund now consists of 13 commercial properties totaling 7.8 million square feet primarily in Toronto, Calgary, Ottawa and Edmonton.
The following represents our Canadian Office Fund portfolio as of December 31, 2007:

											Brookfield
									Brookfield	Other	Properties’
	Number							Owned	Properties’	Share-	Net
	of	Leased			Total		Total	Interest	Owned	holder’s	Owned
(Square feet in 000’s)	Properties	%	Office	Retail	Leasable	Parking	Area	%	Interest(1)	Interests	Interest

Toronto First Canadian Place	1	98.4	2,379	232	2,611	170	2,781	25	695	(76)	619
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
151 Yonge Street	1	94.7	289	10	299	72	371	25	93	(10)	83

	3	98.1	3,116	258	3,374	323	3,697		924	(101)	823
Calgary Altius Centre	1	99.5	303	3	306	72	378	25	95	(11)	84

	1	99.5	303	3	306	72	378		95	(11)	84
Ottawa Place de Ville I	2	99.8	569	18	587	502	1,089	25	272	(30)	242
Place de Ville II	2	98.6	591	19	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	99.7	540	13	553	95	648	25	162	(18)	144

	6	99.3	1,700	50	1,750	1,030	2,780		695	(77)	618
Other Commercial Canadian Western Bank, Edmonton	1	98.7	375	31	406	91	497	25	124	(14)	110
Enbridge Tower, Edmonton	1	100.0	179	4	183	30	213	25	53	(6)	47
Acres House, Niagara Falls(2)	1	68.0	149	—	149	60	209	25	52	(5)	47

	3	93.0	703	35	738	181	919		229	(25)	204

TOTAL COMMERCIAL	13	97.9	5,822	346	6,168	1,606	7,774		1,943	(214)	1,729

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Classified as discontinued operations as at December 31, 2007

				Brookfield		Brookfield
	Number		Owned	Properties’	Other	Properties’
	of	Total	Interest	Owned	Shareholder’s	Net Owned
(Square feet in 000’s)	Sites	Area	%	Interest(1)	Interests	Brookfield

Ottawa 300 Queen Street	1	577	25	144	(16)	128

TOTAL DEVELOPMENT	1	577		144	(16)	128

(1)	Represents the company’s consolidated interest before non-controlling interests

At December 31, 2007, the impact of our investment in the Canadian Office Fund on our consolidated financial condition and results from continuing operations can be summarized as follows:

		Funds from Operations
(Millions)	Balance Sheet	2007	2006

Toronto, Ontario	$267	$22	$20
Calgary, Alberta	20	3	2
Ottawa, Ontario	102	7	7
Edmonton, Alberta and other	18	3	2

	407	35	31
Development properties	3	—	—

Total book value / Net operating income	410	35	31
Property specific and subsidiary debt / Interest expense	(106)	(9)	(8)

	304	26	23
Other assets (liabilities), net / Other income (expenses), net	(63)	—	—

Net investment / Funds from operations prior to fee income	241	26	23
Fee income	—	9	7

Invested capital / Funds from operations	$241	$35	$30

The Canadian Office Fund contributed $81 million of commercial property revenue and $44 million of net operating income from continuing operations during the year ended December 31, 2007 (2006 – $71 million and $38 million, respectively) as follows:

(Millions)	2007	2006	2005

Commercial property revenue
Revenue from current properties	$64	$56	$18
Straight-line rental income	1	1	—
Intangible amortization	7	7	9

	72	64	27
Recurring fee income	9	7	1

Total commercial property revenue	81	71	28
Property operating costs	(37)	(33)	(5)

Commercial property net operating income	$44	$38	$23

SUMMARY OF INVESTMENT
The following summarizes our investment in the Canadian Office Fund as at December 31, 2007:

			Brookfield Properties’			Net Book
	Number of	Total Area	Owned Interest	Book Value	Debt	Equity
Region	Properties	(000’s Sq. Ft.)	(000’s Sq. Ft.)(1)	(Millions)	(Millions)	(Millions)

Commercial Properties
Toronto, Ontario	3	3,697	924	$267	$78	$189
Calgary, Alberta	1	378	95	20	—	20
Ottawa, Ontario	6	2,780	695	102	26	76
Other	2	710	177	18	2	16

Continuing Operations	12	7,565	1,891	407	106	301
Discontinued Operations (2)	1	209	52	3	—	3

	13	7,774	1,943	$410	$106	$304
Development sites
Ottawa, Ontario	1	577	144	3	—	3

Total	14	8,351	2,087	$413	$106	$307

(1)	Represents consolidated interest before non-controlling interests

(2)	Acres House, Niagara Falls is currently classified as a discontinued operation
Commercial property debt relating to the Canadian Office Fund totaled $106 million at December 31, 2007. The details are as follows:

				Brookfield Properties’
				Consolidated
Property	Location	Interest Rate %	Maturity Date	Share (Millions)	Mortgage Details

First Canadian Place	Toronto	8.06	2009	$66	Non-recourse, fixed rate
Place de Ville I	Ottawa	7.81	2009	7	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.72	2009	2	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	2012	12	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	2014	2	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	2024	17	Non-recourse, fixed rate

Total		7.53		$106

PART V – RISKS AND UNCERTAINTIES
Brookfield Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.
Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of the material factors and the potential impact these factors may have on the company’s business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form which is posted on our website.
PROPERTY RELATED RISKS
Commercial Properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.
As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.
Residential developments
The markets within our residential development and home building operations have been favorable over the past five years with strong demand for well located building lots, particularly in Alberta, Texas and Colorado. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions. Nonetheless, the residential home building and development industry is cyclical and may be affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.
INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will allow us to most effectively manage interest rate risk.
As outlined under “Capital Resources and Liquidity,” beginning on page 30 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $500 million, the terms of which extend to 2009, and a floating rate term facility with Brookfield Asset Management Inc. of $300 million, the terms of which extend to 2008. At December 31, 2007, the balances drawn on these facilities were $251 million and nil, respectively. We also have a floating rate term loan facility established at the time of the Trizec acquisition, the terms of which extend to 2008. The balance drawn on this facility as at December 31, 2007 was $150 million. There is a risk that bank lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we intend to negotiate a one-year term extension option. Approximately 39% of the company’s outstanding commercial property debt at December 31, 2007 is floating rate debt (December 31, 2006 – 43%) and subject to fluctuations in interest rates. The effect of a 25 basis point increase in interest rates on interest expense relating to our floating rate debt, all else being equal, is an increase in interest expense of $7 million (net of non-controlling interests) or approximately $0.02 per share, consistent with the prior year. Taking into account our floating rate residential development debt and preferred shares issued by BPO Properties, a 25 basis point increase in rates would increase interest expense by an additional $1 million, consistent with the prior year. As discussed in the Derivative Financial Instruments section beginning on page 52, we have mitigated to some extent the exposure to interest rate fluctuations through interest rate derivative contracts.
We currently have a level of indebtedness for the company of 65% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally 60% to 80% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.2% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 14 of this MD&A.
The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

			Year of	000’s	% of	Credit
	Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)

1	Merrill Lynch(4)	New York/Toronto/Denver/Los Angeles	2013	4,583	7.2%	A+
2	Government and Government Agencies(5)	All Markets	Various	3,060	4.8%	AAA
3	Chevron U.S.A.	Houston	2018	1,725	2.7%	AA
4	CIBC	New York/Toronto/Calgary	2031	1,701	2.7%	A+
5	Wachovia	New York	2015	1,398	2.1%	AA-
6	RBC Financial Group	Five Markets	2018	1,152	1.8%	AA-
7	Bank of Montreal	Toronto/Calgary	2018	1,137	1.8%	A+
8	JP Morgan Chase Bank	New York/Denver/Houston/Los Angeles	2020	928	1.5%	AA-
9	Kellogg, Brown & Root	Houston	2016	920	1.4%	Not Rated
10	Petro-Canada	Calgary	2013	897	1.4%	BBB
11	Target Corporation	Minneapolis	2014	865	1.4%	A+
12	Goldman Sachs	New York	2011	865	1.4%	AA-
13	Devon Energy Production Company	Houston	2012	733	1.2%	BBB
14	Continental Airlines	Houston	2009	695	1.1%	B
15	EnCana Corporation	Calgary/Denver	2017	694	1.1%	A-
16	Imperial Oil	Calgary	2011	633	1.0%	AAA
17	Talisman Energy	Calgary	2015	527	0.8%	BBB+
18	Cadwalader, Wickersham & Taft	New York	2024	519	0.8%	Not Rated
19	Clearly, Gottlieb, Steen & Hamilton	New York	2012	445	0.7%	Not Rated
20	Amerada Hess Corporation	Houston	2011	415	0.7%	BBB-

	Total			23,892	37.6%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From S&P, Moody’s Investor Service or DBRS

(4)	Merrill Lynch occupies 2.6 million square feet with the balance leased to eight subtenants ranging in size from 40,000 square feet to 550,000 square feet

(5)	Represents various U.S. and Canadian federal governments and agencies
Because we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, in the majority of cases, we retain title to the lots that are sold until the receivable balance is collected. In the remaining cases, exposure to credit risk is managed by securing the lots that are sold, which can ultimately be taken back if receivables are not paid.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 5% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 14 of this MD&A.
The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2007:

	Currently								2015
(000’s Sq. Ft.)	Available	2008	2009	2010	2011	2012	2013	2014	& Beyond	Parking	Total

Midtown New York	316	359	343	344	164	388	727	217	3,440	36	6,334
Downtown New York	101	121	251	176	649	394	4,452	389	6,368	281	13,182
Boston	66	102	160	175	394	47	30	20	893	276	2,163
Washington, D.C.	415	417	544	296	192	576	197	1,126	1,769	970	6,502
Los Angeles	1,065	692	558	833	943	1,365	737	565	1,775	2,139	10,672
Houston	341	590	165	958	665	999	690	375	2,229	838	7,850
Toronto	187	372	577	682	579	951	1,477	130	3,869	1,519	10,343
Calgary	14	127	304	421	1,383	497	1,337	98	1,500	1,023	6,704
Ottawa	11	91	36	2	—	6	1,055	9	540	1,030	2,780
Denver	33	30	19	104	93	85	138	130	660	503	1,795
Minneapolis	190	49	222	61	38	174	653	135	965	521	3,008
Other	71	25	71	214	172	112	99	22	614	445	1,845

Total	2,810	2,975	3,250	4,266	5,272	5,594	11,592	3,216	24,622	9,581	73,178
	4.4%	4.7%	5.1%	6.7%	8.3%	8.8%	18.2%	5.1%	38.7%		100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.
Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2008 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 31, 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

Our current property insurance includes coverage for certified act of terrorism up to $500 million per occurrence and in the aggregate. We also purchase stand-alone terrorism insurance which covers non-certified acts. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis.
In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. Effective January 1, 2008 Realrisk provides $1 billion in TRIA coverage in addition to that which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect our captive insurance company to recover 85% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
As a result of the merger with Trizec Properties, Inc. we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. Coverage for certified acts of terrorism for those buildings that we manage is contained in the applicable terrorism insurance program, for limits of $100 million. Effective January 1, 2007, Chapman and Concordia provide up to $400 million of TRIA coverage in addition to the $100 million mentioned above. The coverage provided by Chapman and Concordia also provides protection against losses due solely to biological, chemical, or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect these captive insurance companies to recover 85% of their losses, less certain deductibles, from the Unites States government. We will be required to fund the remaining 15% of a covered loss.
Third party insurers also provide Brookfield with limits up to $700 million in “Stand Alone” coverage for the entire portfolio.
FOREIGN EXCHANGE FLUCTUATIONS
Approximately 21% of our assets and 40% of our revenues originate in Canada and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between the Canadian dollar and the U.S. dollar. To mitigate this risk, we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in Canadian dollars through debt agreements denominated in Canadian dollars and through the use of financial contracts as discussed below. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. In addition, we attempt to mitigate the currency risk of revenues denominated in Canadian dollars through similar means. At December 31, 2007, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $3 million on an annual basis.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective in offsetting an identified risk. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on the effective portion of derivative financial instruments designated as cashflow hedges of financial risks are recorded in other comprehensive income and reclassified to income in the period the underlying hedged item impacts income.
Derivatives that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income or general and administrative expense, depending on the type of derivative, in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At December 31, 2007, our use of derivative financial instruments was limited to the transactions identified below. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate interest rate curve or forward exchange rate for each contract at December 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
In 2006, we entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At December 31, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at December 31, 2007 was nil. The cost of these contracts was $2.3 million. In September 2007, we de-designated hedge relationships associated with $350 million of the interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur.

In June 2007, we entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedges a notional $350 million of fixed rate debt issuance at a rate of 5.824%. The fair value of this contract at December 31, 2007 was a loss of $33 million. The swaps have been recorded in accounts payable and other liabilities and the effective portion of the change in fair value has been recorded in other comprehensive income. The loss on the interest rate swaps will be reclassified to interest expense as the hedged interest payments occur.
In July 2007, we entered into a forward starting interest rate swap to hedge the risk associated with debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt.
In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties Corporation common shares as an economic hedge of its exposure to variability in share price under the Deferred Share Unit program. The fair value of the total return swap was $2 million and the change in fair value has been recorded in general and administrative expense.
At December 31, 2007, we had foreign exchange contracts to sell a notional amount of C$800 million, maturing in March 2008, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net investments in self-sustaining subsidiaries. The fair value of these contracts at December 31, 2007 resulted in no gain or loss. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in March 2008, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at December 31, 2007 resulted in no gain or loss.
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

PART VI – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee of the CICA issued Abstract No. 163, “Determining the Variability to be Considered in Applying Acg-15” (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate Variable Interest Entities (“VIEs”). EIC 163 became effective for us on April 1, 2007, however, the impact was not material to our consolidated financial position or results of operations.
Accounting Changes
Effective January 1, 2007, we adopted CICA Handbook Section 1506, “Accounting Changes.” The new standard sets out the conditions that must be met for a change in accounting policy to be applied in accordance with GAAP, specifies how such changes should be applied and requires disclosure of the impact of changes in accounting policies. The standard also specifies that changes in accounting estimates be recognized prospectively in net income and requires disclosure of the impact of a change in estimate on the current and future periods. The adoption of this standard has resulted in additional disclosures being included in our financial statements.
Financial Instruments
On January 1, 2007, we adopted five new accounting standards that were issued by the CICA, as described below, together with consequential amendments to related standards. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation adjustment, we adopted these standards retrospectively without restatement; accordingly, comparative amounts for prior periods have not been restated.
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of comprehensive income, which consists of net income and other comprehensive income (“OCI”). Major components of OCI include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a consolidated statement of comprehensive income has been included in the company’s consolidated financial statements and a continuity of accumulated other comprehensive income (“AOCI”), which includes other comprehensive income for the year ended December 31, 2007, has been included in the consolidated statement of changes in common equity. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of AOCI for all periods presented.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets and financial liabilities including financial and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.
Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. We include transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available-for-sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cashflow hedge relationships. We performed a search for embedded derivatives in contracts entered since January 1, 2001.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. For our accounting policy on hedge accounting, refer to Note 1(k) of the consolidated financial statements.
(iv) Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3861
CICA Handbook Section 3861 sets out presentation and disclosure requirements for financial instruments. The standard replaces CICA Handbook Section 3860, “Financial Instruments – Presentation and Disclosure.” Section 3861 carries forward the presentation and disclosure requirements of Section 3860 and includes some incremental disclosure requirements relating to the new financial instruments standards.

(v) Equity, CICA Handbook Section 3251
CICA Handbook Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this section are in addition to those noted above, in Section 1530. This standard requires the disclosure of both the changes in equity during the periods presented and the components of equity as at the end of the periods presented. As a result of adopting this standard, AOCI has been presented as a separate component of common equity.
Impact of adopting sections 1530, 3855 and 3865
We present financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cashflow hedges with a fair value of $1 million.
We present financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities – corporate and capital securities – fund subsidiaries. On adoption of the new financial instruments standards, all of our non-derivative financial liabilities were classified as other liabilities under Section 3855. We did not identify any embedded derivatives with a material impact on the financial statements.
In accordance with the transition provisions of the aforementioned standards, we have recorded the following transition adjustments in our consolidated financial statements:
(i) a reduction of $1 million, net of taxes of $1 million, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges;
(ii) recognition in AOCI of $4 million, net of taxes of $2 million, representing cumulative losses on the effective portion of the company’s cash flow hedges;
(iii) reclassified $56 million (2006 — $85 million) of cumulative gains on translation of self-sustaining subsidiaries from cumulative translation adjustment to AOCI; and
(iv) reclassified $43 million of transaction costs from receivables and other to commercial property debt.
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). EIC-166 addresses the accounting policy choice provided by CICA Handbook Section 3855 with regard to expensing transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading, or including such costs in the carrying amount of the related financial instrument. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 was effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The impact of adopting this guidance was not material to our consolidated financial position and results of operations.
FUTURE ACCOUNTING POLICY CHANGES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for us in the first quarter of 2008.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation.” These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for us in the first quarter of 2008.
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs.” Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of Section 3064 on our financial statements.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.
Property Acquisitions
Upon acquisition of commercial properties, we determine the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, above- and below-market leases, origination costs related to acquired in-place leases, and other identified intangible assets and assumed liabilities, and allocate the purchase price to the acquired assets and assumed liabilities. We assess and consider fair values based on estimated cashflow projections that utilize appropriate discount rates, as well as available market information. Estimates of future cashflows are based on a number of factors including historical operating results, known and anticipated trends, and market conditions. We also consider an allocation of purchase price to other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenant, the tenant’s credit quality and expectations of renewals. We record acquired above- and below-market leases at their fair value, using a discount rate which reflects the risks associated with the leases acquired, equal to the present value of the difference between: (1) the contractual amounts to be paid pursuant to each in-place lease; and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the leases for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Recorded amounts for in-place lease origination values are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during expected lease-up periods considering current market conditions and costs to execute similar leases. Land is recorded at appraised value and building is stated at a depreciated replacement cost.
The cost of acquisitions includes the purchase price of the property, legal fees and other acquisition costs.
Tenant Improvements
Our lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by us pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord or tenant inducements. When the payment is determined to be for tenant improvements owned by us, then the improvements are accounted for as an addition to commercial property and depreciated over their estimated useful life. If we determine that we are not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which reduce revenue over the term of the lease.
Depreciation and Amortization
Depreciation and amortization of commercial properties is based on the allocation of the acquisition cost to land, building, tenant improvements and intangibles, and their estimated useful lives, based on management’s estimates. The allocation of the acquisition cost and the determination of the estimated useful lives of the components significantly impact the computation of depreciation and amortization recorded over future periods and, accordingly, net income.
We apply the straight-line method of depreciation. Under this method, depreciation is charged to income on a straight-line basis over the remaining estimated useful life of the property. A significant portion of the acquisition cost of each property is allocated to building. In the event the allocation to building is inappropriate or the estimated useful life of buildings proves incorrect, the computation of depreciation will not be appropriately reflected over future periods.
Impairment of Assets
We review the long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates a potential impairment in value. An asset is considered impaired when the undiscounted future cashflows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cashflows is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.
The fair value of mortgages receivable depends upon the financial stability of the issuer and the economic value of the underlying security.
There were no impairments recorded for the years ended December 31, 2007 or 2006.

Revenue Recognition
Base rental revenue, representing the total amount of contractual rent to be received from a lease, is reported on a straight-line basis over the term of each lease. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. A free rent or straight-line rent receivable is recorded for rental income recognized in excess of rent payments actually received pursuant to the terms of the individual lease agreements. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.
In accordance with EIC-140, we also recognize rental revenue of acquired in-place above- and below-market leases at their fair value over the terms of the respective leases.
Recoveries from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with EIC Abstract No. 123, “Reporting Revenue Gross as a Principal versus Net as an Agent,” which requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, having discretion in selecting suppliers and taking credit risk.
Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. We consider a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break-even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.
Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.
Fair Value of Financial Instruments
The fair value of commercial property debt is calculated based on the discount spread between the future contractual interest payments and future interest payments on similar mortgage debt based on a current market rate. In determining the current market rate, market spread is added to the quoted yields on federal government bonds with similar maturity dates to the debt in place. Because valuations of the financial instruments are based on these types of estimates, the fair values of financial instruments may change if the estimates do not prove to be accurate.
The fair values of derivative instruments are calculated using generally accepted pricing models. Derivatives are valued using market yields and forward rates appropriate for the duration of the instrument.
Tax
In accordance with both Canadian and US GAAP, we use the liability method of accounting for future income taxes and provide for future income taxes for all significant income tax temporary differences.
Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which we operate. The process involves an estimate of our actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes. These differences result in future tax assets and liabilities which are included in our balance sheet. Judgment is required to determine the appropriate tax rate to be applied to tax attributes and an assessment must also be made to determine the likelihood that our future tax assets will be recovered from future taxable income. To the extent that recovery is not considered more likely than not, a valuation allowance must be provided.
Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

In 2007, we released $2 million (2006 — nil) of tax valuation allowances related to our Canadian commercial operations, we derecognized a $7 million future tax benefit related to loss carryforwards that were previously recognized, and we reduced our future tax liability by $75 million as a result of a reduction in the tax rates applied to the U.S. Office Fund. During the year we also recorded a net release of contingencies of $14 million on the settlement of tax audits in the U.S. Office Fund. The effects of the foregoing are reflected in our consolidated statement of income as a reduction to future income taxes.
U.S. Office Fund
Our interest in the Trizec portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity we established along with Blackstone to acquire Trizec. We have determined that TRZ Holdings LLC is a variable interest entity based on the characteristics of its equity. We consolidate TRZ Holdings LLC and the underlying portfolio of properties through our subsidiaries, as we are the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
Our joint venture partner in the U.S. Office Fund, Blackstone, invested $440 million in the form of a redeemable equity interest in TRZ Holdings LLC that is reported in Capital securities – fund subsidiaries in our consolidated balance sheets. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (capital securities – fund subsidiaries) in our financial statements as we could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At December 31, 2007, we had approximately $15 million (December 31, 2006 — $345 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliates. Refer to page 24 of this MD&A for the composition of this debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $11 million for the year ended December 31, 2007, compared to $35 million for the year ended December 31, 2006, and was recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2007 (2006 — $4 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with Brookfield Asset Management Inc. and its affiliates to acquire insurance in the normal course and at market rates or at cost. The expense for the year ended December 31, 2007 was nil.

PART VII — BUSINESS ENVIRONMENT AND OUTLOOK
OPERATING ENVIRONMENT AND OUTLOOK
Office market fundamentals improved measurably during most of 2007. Absorption rates have become positive in most markets and as a result, we witnessed increasing rental rates and decreased vacancy in virtually all the cities in which we operate.
The pace of absorption and growth in rental rates we experienced in 2007 appears to be in recent months softening due to the recent slowdown in economic activity and the resulting uncertainty in the North American market. As a result, rental rates are expected to stabilize and may possibly decline moderately in some markets, and any prolonged slow-down in the economy could have a further dampening effect. Fortunately, the lack of new development, especially in central business districts, has created some stability. The current economic environment has had a dampening effect on the demand from investors for high-quality commercial office properties compared with past years. Despite the current low interest rate environment, increased credit spreads and a more restrictive market for financing has increased the yield expectation of most investors.
As we look to 2008, we expect the results from our commercial property operations to improve as we capitalize on mark to market opportunities within our portfolio and work to improve our occupancy. We expect our strategy of investing in premier-quality office properties located in high-growth markets and maintaining a long-term lease profile with high-credit quality tenants will benefit us through the market slow-down we are currently experiencing.
Net operating income from our residential development operations has increased significantly since the beginning of 2005 as our Alberta operations greatly benefited from the continued expansion of activity in the energy industry. Most of our land holdings were purchased in the mid-1990’s or earlier and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity has created some upward pressure on bidding costs, production delays due to labor shortage and most recently, supply concerns as a result of an increase in resale and standing inventory. We expect this will have an impact on 2008 lot sales as the market inventory adjusts to more normal levels.
While we remain committed to green field developments, over the last several years we have taken a greater interest in infill opportunities as cities strive to intensify. We are working on several infill opportunities at this time and while we have found them to take longer to consummate than traditional deals, we believe that escalation of cities is a trend that must and will continue and as a result, we plan to designate additional resources to this aspect of the operation going forward.
Looking longer term, the economic outlook for Alberta continues to be positive as a result of recent announcements of further capital expenditures in the oil sands combined with a continuing labor shortage which will require more migration to the province. In addition, we continue to focus on entitling our lands in Denver and Austin and although we do not expect a change in these markets in 2008, we will be in a strong position for the eventual recovery of the U.S. housing market.
With a solid growth platform consisting of a strong balance sheet, 18 million square feet of development and redevelopment opportunities and financial flexibility, Brookfield Properties is well-positioned to continue to deliver on its commitments to shareholders.
DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2007 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.
INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in our company’s internal control over financial reporting that occurred during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, and based on that assessment determined that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 62 of this annual report.
Bryan K. Davis
Senior Vice President and Chief Financial Officer
March 7, 2008

DISTRIBUTIONS
Distributions paid by the company during the year ended December 31, 2007 and in the past three fiscal years are as follows:

	Currency	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Common shares(1)	US$	$0.5500	$0.5100	$0.4300	$0.2800
Class A preferred shares(2)	C$	0.0833	0.0833	0.0833	0.0833
Class AA Series E preferred shares	C$	1.0178	0.9922	0.7591	0.7061
Class AAA Series E preferred shares	C$	0.4830	1.0082	0.7695	0.7027
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	1.3125
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	1.4375
Class AAA Series I preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series J preferred shares	C$	1.2500	1.2500	1.2500	0.8333
Class AAA Series K preferred shares	C$	1.3000	1.3000	1.3000	0.2486

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock splits effective May 4, 2007 and March 31, 2005

(2)	Per share amounts have been restated to reflect the impact of the nine-for-four class A preferred share stock split effective May 4, 2007

Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.
Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accountants is set out below.
The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Bryan K. Davis
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2008
Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the accompanying consolidated balance sheets of Brookfield Properties Corporation and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of income, changes in common equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 7, 2008	Licensed Public Accountants

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 7, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 7, 2008	Licensed Public Accountants
Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Properties Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Brookfield Properties’ internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as at December 31, 2007, Brookfield Properties’ internal control over financial reporting is effective.
Brookfield Properties’ internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Properties’ Consolidated Financial Statements for the year ended December 31, 2007, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of Brookfield Properties’ internal control over financial reporting.

Richard B. Clark	Bryan K. Davis
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2008

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Brookfield Properties Corporation
We have audited the internal control over financial reporting of Brookfield Properties Corporation and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 7, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences.

Toronto, Canada	Independent Registered Chartered Accountants
March 7, 2008	Licensed Public Accountants

Consolidated Balance Sheets

December 31 (US Millions)	Note	2007	2006

Assets
Commercial properties	5	$15,889	$15,287
Commercial developments	6	1,172	735
Residential developments	7	1,228	706
Receivables and other	8	1,056	974
Intangible assets	9	759	853
Restricted cash and deposits	10	151	507
Cash and cash equivalents	27	214	188
Assets related to discontinued operations	11	4	64

		$20,473	$19,314

Liabilities
Commercial property debt	12	$12,125	$11,185
Accounts payable and other liabilities	13	1,357	923
Intangible liabilities	14	834	919
Future income tax liabilities	15	600	584
Liabilities related to discontinued operations	11	3	36
Capital securities – corporate	16	1,053	1,093
Capital securities – fund subsidiaries	17	762	810
Non-controlling interests – fund subsidiaries	17	193	259
Non-controlling interests – other subsidiaries	19	86	67
Preferred equity – subsidiaries	20	382	326
Shareholders’ equity
Preferred equity – corporate	21	45	45
Common equity	22	3,033	3,067

		$20,473	$19,314

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

Consolidated Statements of Income

December 31 (US Millions, except per share amounts)	Note	2007	2006

Total revenue	24	$2,912	$1,911

Net operating income
Commercial property operations	24	$1,302	$836
Residential development operations	24	237	144
Interest and other		44	44

		1,583	1,024

Expenses
Interest
Commercial property debt		697	422
Capital securities – corporate	16	61	59
Capital securities – fund subsidiaries	17	(27)	(12)
General and administrative		103	67
Transaction costs
Debt defeasance	12	27	—
Other	18	17	15
Non-controlling interests
Fund subsidiaries	17	(75)	(21)
Other subsidiaries		23	19
Depreciation and amortization		530	276
Future income taxes	15	70	92

Net income from continuing operations		157	107
Discontinued operations, net of non-controlling interests	11	83	28

Net income		$240	$135

Net income from continuing operations per common share	22
Basic		$0.39	$0.30
Diluted		$0.38	$0.29

Net income per common share	22
Basic		$0.60	$0.38
Diluted		$0.59	$0.37

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Common Equity

December 31 (US Millions)	Note	2007	2006

Common shares
Balance, beginning of year		$2,303	$1,066
Shares repurchased		(26)	—
Proceeds from shares issued on exercise of options		5	4
Proceeds from equity offering of 49,500,000 common shares, net of issue costs		—	1,233

Balance, end of year	22	2,282	2,303

Contributed surplus
Balance, beginning of year		2	—
Shares repurchased		(8)	—
Stock-based compensation awards	23	6	2

Balance, end of year		—	2

Retained earnings
Balance, beginning of year		706	747
Net income		240	135
Shareholder distributions
Preferred share dividends – corporate		(3)	(3)
Common share dividends		(216)	(173)
Amount paid in excess of the book value of common shares purchased for cancellation		(69)	—
Cumulative impact of changes in accounting policies, net of taxes of $1 million	2	1	—

Balance, end of year		659	706

Accumulated other comprehensive income
Balance, beginning of year		56	85
Transition adjustment on adoption of financial instruments standards	2	(4)	—
Other comprehensive income (loss) for the year		40	(29)

Balance, end of year		92	56

Total retained earnings and accumulated other comprehensive income		751	762

Total common equity		$3,033	$3,067

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

December 31 (US Millions)	Note	2007	2006

Net income		$240	$135

Other comprehensive income
Change in foreign currency translation gains (losses) on investments in subsidiaries	2	181	(10)
Losses arising from hedges of net investments in subsidiaries, net of taxes of $39 million (2006 - $3 million)		(122)	(19)
Net losses on derivatives designated as cash flow hedges, net of taxes of $7 million (2006 – nil)		(20)	—
Reclassification to earnings of losses, net of taxes of $1 million (2006 – nil)		1	—

Total other comprehensive income (loss)		40	(29)

Comprehensive income		$280	$106

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

December 31 (US Millions)	Note	2007	2006

Operating activities
Net income		$240	$135
Depreciation and amortization		533	284
Future income taxes		104	107
Debt defeasance cost		27	—
Property disposition gains		(144)	(44)
Amortization of value of acquired operating leases to rental revenue, net		(137)	(44)
Straight-line rent, net		(47)	(17)
Stock option and deferred share unit grant expense		3	9
Non-controlling interests – fund and other subsidiaries		(19)	—
Non-cash component of capital securities – fund subsidiaries		(82)	(23)
Income from equity-accounting investments		(4)	(4)
Distributions received from equity-accounted investments		3	9
Deferred leasing costs		(41)	(27)
Increase in land and housing inventory and related working capital		(355)	(258)
Working capital and other		(94)	(61)

		(13)	66

Financing activities and capital distributions
Commercial property debt arranged		1,776	518
Commercial property debt repaid		(1,513)	(248)
Corporate credit facilities arranged		837	1,086
Corporate credit facilities repaid		(734)	(1,110)
Capital securities arranged – fund subsidiaries		—	764
Non-controlling interest contributions arranged – fund subsidiaries		9	278
Acquisition financing arranged		130	3,702
Land development debt arranged		271	96
Land development debt repaid		(52)	(18)
Distributions to non-controlling interests		(19)	(12)
Common shares issued		5	1,233
Common shares repurchased		(105)	—
Preferred share dividends		(3)	(3)
Common share dividends		(216)	(173)

		386	6,113

Investing activities
Marketable securities		—	58
Loans receivable		40	(24)
Loans receivable – affiliate	27	(200)	—
Acquisition of Trizec, net of cash and cash equivalents acquired	4, 27	—	(5,341)
Acquisitions of commercial properties, net	27	(307)	(569)
Proceeds from sale of commercial properties, net	27	224	82
Restricted cash and deposits		365	(102)
Commercial development and redevelopment investments		(313)	(79)
Commercial property tenant improvements		(107)	(55)
Capital expenditures		(49)	(25)

		(347)	(6,055)

Increase in cash resources		26	124
Opening cash and cash equivalents		188	64

Closing cash and cash equivalents		$214	$188

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
(a) General
The consolidated financial statements of Brookfield Properties Corporation (“Brookfield Properties” or “the company”) are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(b) Principles of consolidation
The consolidated financial statements include:
(i)	the accounts of all wholly-owned subsidiaries of the company and the accounts of all such wholly-owned subsidiaries’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures;

(ii)	the accounts of BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) and the accounts of BPO Properties’ and Brookfield Financial Properties’ incorporated and unincorporated joint ventures to the extent of their proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures; and

(iii)	the accounts of Brookfield Properties Office Partners, Inc., TRZ Holdings LLC, BPOP Holdings (US) LLC and BPOP (Canada) Inc. (collectively, the “US Office Fund”) and the accounts of the US Office Funds’ incorporated and unincorporated joint ventures to the extent of its proportionate interest in the respective assets, liabilities, revenue and expenses of such ventures.
The company’s ownership interests in operating entities which are not wholly owned, other than property-level joint ventures, are as follows:
(i)	Brookfield Financial Properties: The company owns a 99.4% limited partnership interest and a 100% managing general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89% on an equity basis and 54.3% on a voting basis of the common shares of BPO Properties.

(iii)	US Office Fund: The company owns an indirect 45% economic interest in the US Office Fund through its 100% equity interest in BPOP (Canada) Inc., which in turn holds 38% of the common equity in TRZ Holdings II (formerly Trizec Properties Inc.), and its 6% equity interest in Brookfield Properties Office Partners, Inc., which holds a 35% interest in the legal equity of TRZ Holdings LLC.
(c) Properties
(i)	Commercial properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Upon acquisition, the company allocates the purchase price to the components of the commercial properties acquired: the amount allocated to land is based on its appraised value; buildings and existing tenant improvements are recorded at depreciated replacement cost; above- and below-market in-place operating leases are determined based on the present value of the difference between the rents payable under the contractual terms of the leases and estimated market rents; lease origination costs for in-place operating leases are determined based on the estimated costs that would be incurred to put the existing leases in place under the same terms and conditions; and tenant relationships are measured based on the present value of the estimated avoided net costs if a tenant were to renew its lease at expiry, discounted by the probability of such renewal.

Depreciation on buildings is provided on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Acquired tenant improvements, above- and below-market in-place operating leases and lease origination costs are amortized on a straight-line basis over the remaining terms of the leases. The value associated with acquired tenant relationships is amortized on a straight-line basis over the expected term of the relationships. Depreciation on buildings and tenant improvements is recorded in depreciation and amortization expense. All other amounts are amortized to revenue.

The unamortized balance of above- and below- market leases, lease origination costs and tenant relationships is included in intangible assets or intangible liabilities as appropriate.

Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. For commercial properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Leasing costs, which include third-party brokerage fees and legal costs incurred in the successful negotiation of leases, have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. The unamortized balance is included in commercial properties.

(ii)	Commercial developments

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. For development properties, an impairment loss is recognized when a property’s carrying value exceeds its undiscounted future net cashflow. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cashflow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(iii)	Residential developments

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv)	Discontinued operations

Properties that qualify as “held for sale” pursuant to the criteria of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations,” are classified as discontinued operations. Such properties are recorded at the lower of carrying amount or fair value less estimated cost to sell and are not depreciated while classified as held for sale. The results of operations and balance sheet items related to any property that has been identified as a discontinued operation are reported separately if the company will not have any significant continuing involvement in the operations of the property after the disposal transaction. Comparative amounts are also reclassified.
(d) Capitalized costs
Costs capitalized to commercial and residential properties which are under development include all direct and directly attributable expenditures incurred in connection with the acquisition, to the extent that such costs are incremental to a specific acquisition, development, construction and initial predetermined leasing period. Costs directly attributable to development projects include interest, certain general and administrative costs, and salaries and benefits of employees directly associated with the development projects, such as architects, engineers, designers and development project managers. Ancillary income relating specifically to such properties during the development and initial leasing period is treated as a reduction of costs.
(e) Tenant improvements
The company’s lease agreements generally provide for payments by the landlord to the tenant in the form of tenant improvement allowances. Amounts paid by the company pursuant to such lease provisions are characterized as either the purchase of tenant improvements owned by the landlord, or tenant inducements. When the payment is determined to be for tenant improvements owned by the company, then the improvements are accounted for as an addition to commercial property and depreciated on a straight-line basis over their estimated useful life. If the company determines that it is not the owner of the tenant improvements, then the property subject to the lease is the unimproved space and any payments made to the tenant under the lease are treated as tenant inducements, which reduce revenue over the term of the lease.
(f) Stock-based compensation
The company accounts for stock options using the fair value method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. A Deferred Share Unit (“DSU”) plan is offered to executive officers and non-employee directors of the company. DSUs are accounted for as liabilities. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
(g) Revenue recognition
(i)	Commercial properties

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease begins when the tenant takes possession of, or controls, the physical use of the property subject to the lease. Generally, this occurs on the lease commencement date or, where the company is required to make additions to the property in the form of tenant improvements, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue and expenses related to commercial developments are recognized in income when the development is substantially complete. This is also the point at which the property is reclassified from commercial developments to commercial properties. The company considers a commercial development to be substantially complete upon the earlier of attaining an occupancy that results in break even income after debt servicing or the expiration of a reasonable maximum period of time, but no later than one year after completion of major construction. Prior to substantial completion, revenues and expenses related to commercial developments are capitalized to the property.

(ii)	Residential properties

Land sales are recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is assured.

(iii)	Performance and management fee revenue

Through the operations of the U.S. Office Fund and the Canadian Office Fund, the company is entitled to management fees and performance fees. The company recognizes performance fees in revenue when the amount receivable from its fund partners is finalized at the end of a contractually specified term. The company has not recognized any performance fees to date.
(h) Income taxes
The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used.
(i) Reporting currency and foreign currency translation
The consolidated financial statements are presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. The company’s operations in Canada are primarily self-sustaining in nature and, as such, are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income as foreign currency translation gains or losses. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of the net investments in these subsidiaries are also reported in other comprehensive income, net of related future income taxes.
Foreign currency denominated monetary assets and liabilities of the company and its integrated subsidiaries are translated at the rate of exchange prevailing at period-end and any resulting translation gains or losses are included in net income. Related revenues and expenses are translated at average rates during the period.
All amounts expressed in the financial statements are in millions of US dollars unless otherwise noted.
(j) Use of estimates
The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cashflows and probabilities in assessing net recoverable amounts and net realizable values, the allocation of purchase prices to components of commercial properties and businesses acquired, the useful lives for depreciation and amortization, the company’s ability to utilize tax losses and the rates at which those losses will be realized, the effectiveness of hedges and the fair value of financial instruments for disclosure purposes.
(k) Derivative financial instruments
The company and its consolidated subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedged or hedging item is sold or terminated.
In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in Other Comprehensive Income (“OCI”) while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to net income in the periods when the variability in the cashflows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or terminated.
In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts previously recognized in AOCI are recognized in net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.
Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested DSUs are recorded in general and administrative together with the corresponding compensation expense. Realized and unrealized gains and losses on other derivatives not designated as hedges are recorded in interest and other income.
(l) Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less which are classified as held-for-trading in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.”
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Variability in Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee of the CICA issued Abstract No. 163, “Determining the Variability to be Considered in Applying Acg-15” (“EIC 163”). EIC 163 provides additional clarification on how to analyze and consolidate Variable Interest Entities (“VIEs”). EIC 163 became effective for the company on April 1, 2007, however, the impact was not material to its consolidated financial position or results of operations.
Accounting Changes
Effective January 1, 2007, the company adopted CICA Handbook Section 1506, “Accounting Changes.” The new standard sets out the conditions that must be met for a change in accounting policy to be applied in accordance with GAAP, specifies how such changes should be applied and requires disclosure of the impact of changes in accounting policies. The standard also specifies that changes in accounting estimate be recognized prospectively in net income and requires disclosure of the impact of a change in estimate on the current and future periods. The adoption of this standard has resulted in additional disclosures being included in the company’s financial statements.
Financial Instruments
On January 1, 2007, the company adopted five new accounting standards that were issued by the CICA, as described below, together with consequential amendments to related standards. Except as noted in the following paragraph with regard to the reclassification of the cumulative translation adjustment, the company adopted these standards retrospectively without restatement; accordingly, comparative amounts for prior periods have not been restated.
(i) Comprehensive Income, CICA Handbook Section 1530
CICA Handbook Section 1530 requires presentation of comprehensive income, which consists of net income and OCI. Major components of OCI include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, net of the impact of related hedges, and changes in fair value of the effective portion of cash flow hedging instruments. As a result of adopting this standard, a consolidated statement of comprehensive income has been included in the company’s consolidated financial statements and a continuity of AOCI, which includes other comprehensive income for the year ended December 31, 2007, has been included in the consolidated statement of changes in common equity. The cumulative translation amount in respect of self-sustaining foreign operations has been reclassified to the opening balance of AOCI for all periods presented.
(ii) Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855
CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets and financial liabilities including financial and non-financial derivatives. This standard requires all financial assets and financial liabilities to be measured at fair value on initial recognition in the consolidated balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities classified as trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost, net of associated transaction costs, using the effective interest method. The company includes transaction costs associated with the origination of interest-bearing financial assets and liabilities as a component of the initial carrying amount of the instrument. Available-for-sale financial assets are measured at fair value with changes therein, together with foreign currency translation gains and losses, recognized in OCI.
Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments are recognized in net income with the exception of derivatives designated in effective cashflow hedge relationships. The company performed a search for embedded derivatives in contracts entered since January 1, 2001.
(iii) Hedges, CICA Handbook Section 3865
CICA Handbook Section 3865 specifies the criteria that must be satisfied in order to apply hedge accounting and the accounting for permitted hedging strategies. For the company’s accounting policy on hedge accounting, refer to Note 1(k) of these consolidated financial statements.
(iv) Financial Instruments – Presentation and Disclosure, CICA Handbook Section 3861
CICA Handbook Section 3861 sets out presentation and disclosure requirements for financial instruments. The standard replaces CICA Handbook Section 3860, “Financial Instruments – Presentation and Disclosure.” Section 3861 carries forward the presentation and disclosure requirements of Section 3860 and includes some incremental disclosure requirements relating to the new financial instruments standards.
(v) Equity, CICA Handbook Section 3251
CICA Handbook Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this section are in addition to those noted above, in Section 1530. This standard requires the disclosure of both the changes in equity during the periods presented and the components of equity as at the end of the periods presented. As a result of adopting this standard, AOCI has been presented as a separate component of common equity.
Impact of adopting sections 1530, 3855 and 3865
The company presents financial assets in receivables and other, restricted cash and deposits and cash and cash equivalents. On adoption of the new financial instruments standards, receivables and other included financial assets classified as loans and receivables under Section 3855 and derivatives designated as cash flow hedges with a fair value of $1 million.
The company presents financial liabilities in commercial property debt, accounts payable and other liabilities, capital securities – corporate and capital securities – fund subsidiaries. On adoption of the new financial instruments standards, all of the company’s non-derivative financial liabilities were classified as other liabilities under Section 3855. The company did not identify any embedded derivatives with a material impact on the financial statements.
In accordance with the transition provisions of the aforementioned standards, the company has recorded the following transition adjustments in its consolidated financial statements:
(i) a reduction of $1 million, net of taxes of $1 million, to opening retained earnings, representing changes in the carrying value of certain financial instruments as a result of applying the effective interest method and the ineffective portion of qualifying hedges;
(ii) recognition in AOCI of $4 million, net of taxes of $2 million, representing cumulative losses on the effective portion of the company’s cash flow hedges;
(iii) reclassified $56 million (2006 — $85 million) of cumulative gains on translation of self-sustaining subsidiaries from cumulative translation adjustment to AOCI; and
(iv) reclassified $43 million of transaction costs from receivables and other to commercial property debt.
On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”). EIC-166 addresses the accounting policy choice provided by CICA Handbook Section 3855 with regard to expensing transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading, or including such costs in the carrying amount of the related financial instrument. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. EIC-166 was effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” The impact of adopting this guidance was not material to the company’s consolidated financial position and results of operations.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES
Capital Disclosures
On December 1, 2006, the CICA issued Handbook Section 1535, “Capital Disclosures.” Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. Section 1535 will be effective for the company’s first quarter of 2008.
Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation.” These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and require additional disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. Sections 3862 and 3863 will be effective for the company’s first quarter of 2008.
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs.” Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The company is currently evaluating the impact of Section 3064 on its financial statements.
NOTE 4: BUSINESS ACQUISITIONS
Trizec Acquisition
During the fourth quarter of 2006, the company completed the acquisition of a 45% economic interest in Trizec Properties Inc. and Trizec Canada (collectively, “Trizec”). At the time of acquisition, our interest in the Trizec portfolio consisted of 58 office properties totaling 29 million square feet and five development sites totaling 4.1 million square feet in New York, Washington, D.C., Houston and Los Angeles. These markets are consistent with the company’s strategy to invest in cities with strong financial services, government and energy sector tenants.
The company’s interest in the Trizec portfolio is held, in part, through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group (“Blackstone”) to acquire Trizec. The company has determined that TRZ Holdings LLC is a VIE based on the characteristics of its equity. The company consolidates TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it is the most closely associated member of a related party group that will absorb the majority of the variability of TRZ Holdings LLC’s operations.
The following is a summary of the amounts assigned to each major class of asset and liability of Trizec:

(Millions)

Commercial and development properties	$7,541
Cash and cash equivalents	325
Restricted cash	88
Accounts receivable and other assets	62
Intangible assets(1)	785
Accounts payable and other liabilities assumed	(214)
Intangible liabilities(1)	(816)
Future income tax liabilities	(182)
Non-controlling interests assumed	(4)
Preferred shares assumed	(65)
Commercial property debt assumed	(1,854)

Total purchase price	$5,666

(1)	All intangibles are subject to amortization
The purchase price was preliminarily allocated based on estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, pending the completion of an independent appraisal relating to certain of the lease origination costs included in intangible assets, which the company completed in the second quarter of 2007. The final allocation was not materially different from the preliminary allocation.

The total purchase price was financed as follows:

(Millions)

Investment by Fund partners and joint venture partner	$1,042
Acquisition financing	3,702
Brookfield Properties’ equity investment	857
Cash on hand utilized	167
Excess funding for working capital	(102)

Total purchase price	$5,666

The earnings from the company’s interest in Trizec are included in the consolidated statement of income commencing October 5, 2006.
Following the acquisition of Trizec on October 5, 2006, the company developed a plan to restructure and integrate the operations of Trizec with its consolidated subsidiaries. As at December 31, 2007, the integration was fully complete. The restructuring costs are mainly composed of severance, retention, and consulting and integration costs. The majority of these costs were accrued on the acquisition and a portion has been expensed as incurred.
The following details the amounts of the restructuring costs during 2007 and 2006:

	Accrued on	Expensed as incurred
(Millions)	acquisition	2007	2006	Total

Severance costs	$31	$4	$2	$37
Retention costs	7	3	9	19
Consulting and integration	—	6	4	10

Total	$38	$13	$15	$66

All of the amounts accrued on acquisition were settled in 2006 and the costs expensed in 2007 and 2006 are included in transaction costs – other. The company does not expect to incur any further restructuring costs related to Trizec.
Subsequent to the finalization of the purchase price allocation, the company realized a net benefit of $14 million related to the settlement of pre-acquisition tax contingencies on a basis more favorable than was estimated. This benefit is reflected in the consolidated statement of income as a reduction to future income taxes.
NOTE 5: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	2007	2006

Commercial properties
Land	$2,828	$2,769
Building and improvements	14,253	13,332

Total commercial properties	17,081	16,101
Less: Accumulated depreciation	(1,192)	(814)

Total	$15,889	$15,287

(a)	Commercial properties, carried at a net book value of approximately $3,392 million (2006 - $3,218 million), are situated on land held under leases or other agreements largely expiring after the year 2065. Minimum rental payments on land leases are approximately $28 million annually for the next five years and $3,256 million in total on an undiscounted basis.

(b)	Depreciation and amortization on commercial properties for the year ended December 31, 2007 was $378 million (2006 — $107 million).

(c)	The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2007	2006

Assets	$3,931	$4,608
Liabilities	2,038	2,652
Revenues	673	581
Expenses	378	351
Net income(1)	264	146
Cashflow from operating activities	276	175
Cashflow used in financing activities	(167)	(92)
Cashflow used in investing activities	109	(19)

(1)	Future income taxes are not reflected here as they are recorded at the corporate level
NOTE 6: COMMERCIAL DEVELOPMENTS
During 2007, the company capitalized a total of $313 million (2006 — $79 million) of costs related to commercial developments. Included in this amount is $259 million (2006 — $55 million) of construction and related costs and $54 million (2006 — $24 million) of interest capitalized to the company’s commercial development sites. Included in capitalized construction and related costs is $5 million of general and administrative expenses related to commercial developments (2006 — $3 million).
NOTE 7: RESIDENTIAL DEVELOPMENTS
Residential developments are composed of the following:

(Millions)	2007	2006

Land under development	$431	$249
Housing inventory	85	58
Land held for development	712	399

Total	$1,228	$706

As at December 31, 2007, the company had capitalized a total of $30 million (2006 — $13 million) of interest related to residential developments and recovered $25 million of interest during 2007 (2006 — $16 million) through the sale of properties.
The company, through its subsidiaries, is contingently liable for obligations of its joint venture associates in its residential development land joint ventures. The amount of such obligations at December 31, 2007 is $8 million (2006 — $1 million). In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with the pre-determined joint venture arrangements.
NOTE 8: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	2007	2006

Accounts receivables	$154	$133
Straight-line rent and free rent receivables	378	299
Real estate mortgages	63	86
Residential receivables and other assets	292	245
Prepaid expenses and other assets	169	211

Total	$1,056	$974

Financial assets in receivables and other are classified as loans and receivables under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and measured at amortized cost.
The fair value of real estate mortgages are determined by reference to current market rates for receivables with similar terms. At December 31, 2007, the fair value of mortgages receivable exceeded their book value by $4 million (2006 — $2 million). Residential receivables are generally short-term loans of a trade nature. The carrying value of accounts receivable and residential receivables approximates fair value due to their short-term nature.
Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.
Because the company invests in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to the company. The company attempts to ensure that adequate security has been provided in support of such mortgages.
Credit risk related to residential receivables is mitigated by the fact that, in the majority of cases, the company retains title to the lots that are sold until the receivable balance is collected. In the remaining cases, exposure to credit risk is managed by securing the lots that are sold, which can ultimately be taken back if receivables are not paid.
NOTE 9: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	2007	2006

Intangible assets
Lease origination costs	$377	$321
Tenant relationships	501	515
Above-market leases and below-market ground leases	82	79

	960	915

Less accumulated amortization
Lease origination costs	(124)	(45)
Tenant relationships	(62)	(13)
Above-market leases and below-market ground leases	(15)	(4)

Total net	$759	$853

NOTE 10: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is nil (2006 — $249 million) of short-term government securities held in a trust account to match interest and principal payments of the $241 million mortgage on One Liberty Plaza that matured in December 2007.
Restricted cash and deposits are classified as held-for-trading under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” Due to their short-term nature, carrying values approximate fair value.
NOTE 11: DISCONTINUED OPERATIONS
During the fourth quarter of 2007, the company made a decision to sell its 25% interest in Acres House in Niagara Falls. In addition, the company sold its 25% interest in Gulf Canada Square in Calgary resulting in a gain of $27 million.
During the third quarter of 2007, the company sold its 25% interest in both 2 St. Clair Avenue West and 40 St. Clair Avenue West in Toronto. As a result of these sales, the company recognized a gain of $7 million.
During the second quarter of 2007, the company sold a portion of Waterview, a development site in Washington, D.C. as well as its 25% interest in 18 King Street in Toronto. As a result of these sales, the company recognized a gain of $62 million. Subsequent to the second quarter of 2007, the company recognized an additional $2 million gain related to the sale of Waterview due to residual payments of $1 million received and the completion of certain development obligations for which $1 million of proceeds had been deferred.
During the first quarter of 2007, the company sold its 50% interest in Atrium on Bay in Toronto as well as its 25% interest in both 2200 Walkley and 2204 Walkley in Ottawa. These properties were classified as discontinued operations at December 31, 2006. The company recognized a gain of $47 million on the sale of these properties.
During the second quarter of 2006, the company sold its 25% interest in eight of the properties purchased in the O&Y acquisition resulting in a gain of $14 million.
During the first quarter of 2006, the company sold its 100% interest in the World Trade Center Denver and recognized a gain of $30 million.
Including gains, income attributable to discontinued operations was $83 million during 2007 (2006 — $28 million).

The following table summarizes the income and gains from discontinued operations:

(Millions)	2007	2006

Revenue	$17	$31
Operating expenses	(6)	(17)

	11	14
Interest expense	(2)	(5)
Depreciation and amortization	(3)	(8)

Income from discontinued operations prior to gains, non-controlling interests and taxes	6	1
Gain on sale of discontinued operations	144	44
Non-controlling interests	(33)	(2)
Future income taxes	(34)	(15)

Income and gains from discontinued operations	$83	$28

Income and gains from discontinued operations per share – basic and diluted(1)	$0.21	$0.08

(1)	Per share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 12: COMMERCIAL PROPERTY DEBT
Commercial property debt is classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and measured at amortized cost.
The weighted average interest rate at December 31, 2007 was 6.65% (December 31, 2006 — 6.8%).
Commercial property debt includes $1,509 million (2006 — $1,233 million) repayable in Canadian dollars of C$1,507 million (2006 — C$1,443 million), all of which is payable by self-sustaining foreign subsidiaries. To mitigate foreign currency risk, the company hedges its net investments in self-sustaining foreign subsidiaries and attempts to match foreign currency denominated monetary assets and liabilities of integrated subsidiaries.
Included in total commercial property debt is $17 million (2006 — $24 million) of premiums related to mortgages assumed upon acquisition. This amount is amortized over the remaining term of the debt as an adjustment to interest expense under the effective interest method.
During the third quarter of 2007, the company de-recognized commercial property debt of $397 million pursuant to a debt defeasance arrangement. In connection with the defeasance, the company transferred securities with a value of $420 million to an entity established to assume the debt. The company recognized a loss on debt defeasance of $27 million.
The fair value of commercial property debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2007, the book value of commercial property debt exceeds the fair value of these obligations by $54 million (2006 — fair value exceeded book value by $98 million).
The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. Approximately 61% of the company’s outstanding debt at December 31, 2007 is fixed rate debt (December 31, 2006 – 57%). These investment grade financings are typically structured on a loan-to-appraised value basis of up to 70%. The company currently has a level of indebtedness of 65% of gross book value. This level of indebtedness is considered by the company to be conservative and, based on this, the company believes that all debts will be financed or refinanced as they come due in the foreseeable future.
The effect of a 25 basis point increase in interest rates on interest expense relating to our floating rate debt, all else being equal, is an increase in interest expense of $7 million (net of non-controlling interests) or approximately $0.02 per share, consistent with the prior year.
In addition, the company attempts to stagger the maturities of its mortgage portfolio evenly over a 10-year horizon as a means of managing interest rate risk. The company has an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to the company, or on any terms at all. The company’s strategy to stagger its mortgage portfolio maturities attempts to mitigate the company’s exposure to excessive amounts of debt maturing in any one year.

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total	Dec. 31, 2007

2008	$154	$1,078	$1,232	6.36%
2009	177	482	659	6.29%
2010	193	18	211	6.55%
2011(1)	199	4,486	4,685	7.01%
2012	207	212	419	6.52%
2013 and thereafter	660	4,259	4,919	6.17%

Total commercial property debt	$1,590	$10,535	$12,125	6.65%

(1)	Corporate mezzanine debt of $3,093 million within the U.S. Office Fund matures in 2011
NOTE 13: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	2007	2006

Accounts payable and accrued liabilities	$613	$503
Straight-line rent payable	59	46
Residential payables and accrued liabilities	184	138
Land development debt	501	236

Total	$1,357	$923

Financial liabilities in accounts payable and other liabilities are classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and carried at amortized cost except for derivative contracts that are carried at fair value of $35 million (2006 – nil).
Land development debt of $501 million (2006 — $236 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at December 31, 2007 was 6.17% (2006 – 6.2%).
Advances totaling $180 million are due by the end of 2008, with the remaining balances due prior to 2013 as follows:

	Weighted Average
	Interest Rate at	Principal Repayments					2013	2007	2006
(Millions)	Dec. 31, 2007	2008	2009	2010	2011	2012	& Beyond	Total	Total

Land development debt	6.17%	$180	$307	$5	$8	$1	$—	$501	$236

The composition of land development debt is mainly floating rate debt. As at December 31, 2007 and 2006, the fair value of land development debt approximates the book value of these obligations. The carrying values of accounts payable and residential payables, and the related accrued liabilities, also approximate their fair values due to their short term nature.
NOTE 14: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	2007	2006

Intangible liabilities
Below-market leases	$971	$902
Above-market ground lease obligations	58	70

	1,029	972

Less accumulated amortization
Below-market leases	(189)	(46)
Above-market ground lease obligations	(6)	(7)

Total net	$834	$919

NOTE 15: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	2007	2006

Future income tax liabilities related to difference in tax and book basis, net	$(944)	$(935)
Future income tax assets related to non-capital losses and capital losses	344	351

Total net	$(600)	$(584)

The company and its Canadian subsidiaries have future income tax assets of $117 million (2006 - $117 million) that relate to non-capital losses which expire over the next 20 years and $106 million (2006 — $101 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $121 million (2006 — $133 million) that relate to net operating losses which expire over the next 15 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $395 million (2006 — $341 million) which also expire over the next 10 years.
As at December 31, 2007, the company had the following net operating loss carryforwards which are scheduled to expire in the following years:

(Millions)	Canada	United States	Total

2008	$22	$—	$22
2009	10	—	10
2010	64	180	244
2011 – 2015	86	208	294
2016 – 2020	7	40	47
2021 and beyond	350	3	353

Total	$539	$431	$970

The components of income tax expense are as follows:

(Millions)	2007	2006

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2006 – 35%)	$70	$68
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	18	16
Lower income tax rates in other jurisdictions	(23)	(8)
Change in tax rate applicable to temporary differences	(75)	—
Non-controlling interests in income tax expense	—	(2)
Foreign exchange gains and losses	43	(12)
Change in future Canadian tax rates	17	16
Other	20	14

Total net	$70	$92

The $75 million change in tax rate applicable to temporary differences relates to the revaluation of the future tax liability associated with the U.S. Office Fund. Included in other is the derecognition of a $7 million (2006 – nil) future tax benefit related to loss carryforwards that were previously recognized.
NOTE 16: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	2007(2)	2006

Class AAA Series E(1)	8,000,000	8,000,000	70% of bank prime	$—	$171
Class AAA Series F	8,000,000	8,000,000	6.00%	199	171
Class AAA Series G	6,000,000	4,400,000	5.25%	109	110
Class AAA Series H	8,000,000	8,000,000	5.75%	199	171
Class AAA Series I	8,000,000	8,000,000	5.20%	199	171
Class AAA Series J	8,000,000	8,000,000	5.00%	198	171
Class AAA Series K	6,000,000	6,000,000	5.20%	149	128

Total				$1,053	$1,093

(1)	Balance has been offset with a promissory note – refer to Note 27(d) for further details

(2)	Includes transaction costs of $7 million at December 31, 2007 which are amortized to interest expense over the life of the securities
Capital securities – corporate are classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and are measured at amortized cost.
Capital securities – corporate includes $944 million (2006 – $983 million) repayable in Canadian dollars of C$950 million (2006 – $1,050 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
Interest expense on capital securities – corporate is comprised as follows:

(Millions)	2007	2006

Series E(1)	$4	$7
Series’ F through K	57	52

Total net	$61	$59

(1)	Owned by Brookfield Asset Management Inc. – refer to Note 27(d)
NOTE 17: U.S. OFFICE FUND
The company consolidates the U.S. Office Fund (refer to Note 4). Third party interests in the U.S. Office Fund are as follows:

(Millions)	2007	2006

Capital securities – fund subsidiaries
Debt securities	$257	$257
Redeemable equity interests	505	553

	762	810
Non-controlling interests – fund subsidiaries	193	259

Total	$955	$1,069

Debt securities consist of contributions to the U.S. Office Fund by an institutional investor in the Brookfield Properties-led consortium in the form of an unsecured debenture. The debenture matures on October 31, 2013 and bears interest at 11%.
Redeemable equity interests include $440 million representing the equity interest in the U.S. Office Fund held by the company’s joint venture partner, Blackstone. Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013 the Brookfield Properties-led consortium has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties. Blackstone’s equity interest is classified as a liability (Capital securities – fund subsidiaries) in Brookfield Properties’ financial statements as the company could be obligated to transfer assets to Blackstone as a result of Blackstone’s put option. The carrying amount of the liability is determined based on the carrying amount of the properties to be transferred to Blackstone on exercise of its put plus the cash adjustment payments accrued based on the relative performance of the properties. The balance of redeemable equity interests is comprised of $65 million of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

(Millions)	2007	2006

Interest on debt securities	$26	$7
Interest on redeemable equity interests	29	2

	55	9
Non-cash component(1)	(82)	(21)

Total interest expense – capital securities – fund subsidiaries	$(27)	$(12)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

(Millions)	2007	2006

Non-controlling interests	$60	$3
Non-cash component(1)	(109)	(24)

Non-controlling interests – fund subsidiaries	$(49)	$(21)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
Non-controlling interests – fund subsidiaries is comprised of non-controlling interests from continuing operations and discontinued operations as follows:

(Millions)	2007	2006

Non-controlling interests – fund subsidiaries – continuing operations	$(75)	$(21)
Non-controlling interests – fund subsidiaries – discontinued operations	26	—

Total non-controlling interests – fund subsidiaries	$(49)	$(21)

NOTE 18: TRANSACTION COSTS – OTHER
During the year, the company wrote off $4 million of transaction costs related to a financing plan that the company elected not to implement.
The remainder of the balance of transaction costs – other consists of Trizec restructuring costs (Refer to Note 4).
NOTE 19: NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others' Equity Ownership	2007	2006

Common shares of BPO Properties(1)	11.0%	$73	$55
Limited partnership units of Brookfield Financial Properties	0.6%	13	12

Total		$86	$67

(1)	Canadian dollar denominated

NOTE 20: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $382 million (2006 — $326 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	2007	2006

BPO Properties	1,805,489	Series G	70% of bank prime	$45	$39
	3,816,527	Series J	70% of bank prime	96	82
	300	Series K	30-day BA + 0.4%	150	127
	2,847,711	Series M	70% of bank prime	71	61
	800,000	Series N	30-day BA + 0.4%	20	17

Total				$382	$326

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 21: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	2007	2006

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 22: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. During the years 2007 and 2006, common shares issued and outstanding changed as follows:

	2007	2006(1)

Common shares outstanding, beginning of year	396,868,457	346,814,438
Addition of shares as a result of exercise of options	450,871	554,019
Addition of shares as a result of equity offering	—	49,500,000
Deduction of shares repurchased for cancellation	(4,513,720)	—

Common shares outstanding, end of year	392,805,608	396,868,457

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007

The maximum number of shares reserved for issuance under the company’s Share Option Plan is 13,500,000 (2006 — 13,500,000 on a post-split basis).
During 2007, the exercise of options issued under the company’s share option plan generated cash proceeds of $5 million (2006 — $4 million).
In the fourth quarter of 2006, the company issued 49.5 million common shares generating proceeds of $1.25 billion.
(b) Accumulated other comprehensive income
As of December 31, 2007, accumulated other comprehensive income consists of the following amounts:

	Balance as at Dec. 31
(Millions)	2007	2006

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes	$115	$56
Losses on derivatives designated as cash flow hedges(1), net of taxes	(23)	—

Accumulated other comprehensive income	$92	$56

(1)	Includes losses of $1 million which will be reclassified to interest expense over the next 12 months
(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2007	2006 (1)

Net income from continuing operations	$157	$107
Preferred share dividends	(3)	(3)

Net income from continuing operations available to common shareholders	$154	$104

Net income	$240	$135
Preferred share dividends	(3)	(3)

Net income available to common shareholders	$237	$132

Weighted average shares outstanding — basic	395.9	348.6
Unexercised dilutive options	3.3	4.4

Weighted average shares outstanding — diluted	399.2	353.0

(1)	Share amounts have been restated to reflect the impact of the three-for-two common stock split effective May 4, 2007
NOTE 23: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During 2007, the company granted 1,528,407 stock options (2006 — 884,836), on a post-split basis, under the Share Option Plan with a weighted average exercise price of $31.21 per share (2006 - $20.17 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 19% volatility (2006 — 13%), a weighted average dividend yield of 1.6% (2006 — 2.4%) and a risk free interest rate of 4.8% (2006 — 4.2%). The resulting fair value of $12 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2007 under the company’s share option plan:

			Weighted
Issue	Expiry	Number	Average
Date	Date	of Shares	Exercise Price

1998	2008	384,374	$3.87
1999	2009	29,300	3.03
2000	2010	410,487	3.33
2001	2011	756,686	6.12
2002	2012	1,068,924	6.99
2003	2013	909,678	7.67
2004	2014	1,456,944	12.21
2005	2015	873,602	14.58
2006	2016	818,058	18.10
2007	2017	1,513,044	19.45

Total		8,221,097	$11.77

The change in the number of options, on a post-split basis, during 2007 and 2006 is as follows:

	2007		2006
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Outstanding, beginning of year	7,179,459	$11.63	6,962,943	$10.47
Granted	1,528,407	31.21	884,836	20.17
Exercised	(450,871)	(11.90)	(554,019)	(9.61)
Cancelled	(35,898)	(17.56)	(114,301)	(15.29)

Outstanding, end of year	8,221,097	$11.77	7,179,459	$11.63

Exercisable at end of year	4,546,631	$8.02	4,994,898	$9.77

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of DSUs. The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
At December 31, 2007, the company had a total of 982,381 deferred share units outstanding (2006 — 979,172) of which 949,206 were vested (2006 — 941,150).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the year ended December 31, 2007 was $3 million (2006 — $9 million).
NOTE 24: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2007	2006

Revenue from commercial property operations	$2,168	$1,407
Revenue from residential development operations	700	460

	2,868	1,867
Interest and other income	44	44

Total	$2,912	$1,911

(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

(Millions)	2007	2006

Revenue	$2,168	$1,407
Property operating costs	(866)	(571)

Commercial property net operating income	$1,302	$836

Following the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, revenue from commercial property operations includes nil of business interruption insurance claims as a result of loss of revenue for the year ended December 31, 2007 (December 31, 2006 — $2 million).
Revenue earned from operating leases for the year ended December 31, 2007 was $2,128 million (2006 — $1,378 million). Included in revenue is net amortization of above- and below-market leases amounting to $137 million (2006 — $44 million).
For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 12% of total U.S. revenues (2006 — 20%). For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 1% of total Canadian revenues (2006 — 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 7% of total revenue for the year ended December 31, 2007 (2006 — 11%).
For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 12% of total U.S. commercial property revenues (2006 — 21%). For the year ended December 31, 2007, rental revenues from Merrill Lynch accounted for 2% of total Canadian commercial property revenues (2006 — 1%). On a consolidated basis, rental revenues from Merrill Lynch accounted for 10% of total commercial property revenue for the year ended December 31, 2007 (2006 — 15%).
Minimum rental commitments on non-cancelable leases over the next five years are expected as follows:

(Millions)	2008	2009	2010	2011	2012

Rental revenue	$1,357	$1,320	$1,257	$1,148	$1,067

(c) Residential development operations
The results of the company’s residential development operations are as follows:

(Millions)	2007	2006

Revenue	$700	$460
Expenses	(463)	(316)

Residential development net operating income	$237	$144

NOTE 25: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheets and statements of income, changes in common equity and cashflow are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2007 under US GAAP would result in net income under US GAAP of $383 million (2006 — $138 million).
The principal differences between Canadian GAAP and US GAAP net income are summarized in the following table:

(Millions, except per share information)		2007	2006

Net income as reported under Canadian GAAP		$240	$135
Adjustments:
Decreased commercial property income	(i)	(12)	(17)
Decreased commercial property depreciation	(ii)	8	7
Increased (decreased) commercial property income, lease termination income and property disposition gains	(iii)	(8)	3
Foreign exchange and dividends on convertible preferred shares	(iv)	200	44
Decreased residential development income	(v)	(52)	(31)
Decreased (increased) deferred income taxes	(vi)	7	(3)

Net income under US GAAP		$383	$138
Preferred share dividends and change in redemption value of redeemable preferred shares		(97)	(55)

Net income available to common shareholders under US GAAP		$286	$83

Net income per share under US GAAP
Basic		$0.71	$0.23
Diluted		$0.71	$0.23

Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i) Decreased commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $12 million (2006 — $17 million).
(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have been depreciated on a straight-line basis from inception. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed, straight-line depreciation is higher under Canadian GAAP by $8 million for 2007 (2006 — $7 million).
(iii) Increased (decreased) commercial property income, lease termination income and property disposition gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii), which results in differences in property disposition gains. Further, termination of a previously-existing lease at One World Financial Center in New York in 2004 resulted in additional lease termination income under US GAAP whereas under Canadian GAAP this amount is amortized into income over the remaining term of the lease. The net impact of these amounts would be a decrease in commercial property income, lease termination income and property disposition gains of $8 million (2006 — increase of $3 million).
(iv) Foreign exchange and dividends on convertible preferred shares
Pursuant to CICA Handbook Section 3861, “Financial Instruments — Presentation and Disclosure,” certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common equity are classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under US GAAP, they continue to be treated as equity with the corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under US GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates, except for Class AAA Series E which are treated as redeemable equity interests and measured at redemption value. The net impact would be an increase in income of $200 million (2006 — $44 million).
The Class AAA preferred shares contain a beneficial conversion feature in favor of the holder (refer to Note 16 for details of the conversion feature). The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is being recognized as a return to the preferred shareholders through a charge to retained earnings, over the period from the date of issuance to the earliest date when the conversion becomes exercisable by the holder. The charge during the current year was $4 million. Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted EPS for US GAAP in the same way that dividends on the preferred shares do.
(v) Decreased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP. Accordingly, residential development income would decrease by $52 million for US GAAP purposes (2006 — $31 million).
(vi) Decreased deferred income taxes
Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2007, a decrease of deferred income tax expense of $7 million (2006 — increase of $3 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.
Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. There was no impact in the current year from this difference (2006 — nil).
The company settled tax contingencies assumed in connection with the Trizec acquisition for amounts less than those assigned in the allocation of the purchase price. This resulted in recognition of a gain in Canadian GAAP. Under U.S. GAAP, the purchase price allocation is adjusted for the difference between the value assigned to the tax contingency on acquisition and the settlement value. As a result, US GAAP net income is reduced by $6 million.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the maximum benefits that have a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.
The company adopted the provisions of FIN 48 on January 1, 2007. There was no cumulative effect adjustment to retained earnings related to the adoption of FIN 48.
(b) Comprehensive income
Under US GAAP, the FASB issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year other than transactions with shareholders, which includes the change in the company’s cumulative translation adjustment and the results of its cashflow hedging activities that are reflected in the company’s calculation of comprehensive income.
Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

Comprehensive income using US GAAP amounts is as follows:

(Millions)	2007	2006

Net income under US GAAP	$383	$138
Other comprehensive income on change in foreign currency translation adjustment under US GAAP, net of related hedges	24	(17)
Other comprehensive income arising from cashflow hedging activities under US GAAP	(19)	—

Comprehensive income using US GAAP amounts	$388	$121

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2007 and 2006 would result in the following balance sheet presentation under US GAAP:

December 31 (Millions)		2007	2006

Assets
Commercial properties	(i)	$15,464	$14,892
Commercial developments		1,172	735
Residential developments	(ii)	1,317	753
Receivables and other	(iii), (iv)	1,053	914
Intangible assets		759	853
Restricted cash and deposits		151	507
Marketable securities		—	—
Cash and cash equivalents		214	188
Assets held for sale		4	64

Total assets under US GAAP		20,134	18,906

Liabilities
Commercial property debt	(iv)	12,168	11,185
Accounts payable and other liabilities	(v)	1,330	893
Intangible liabilities		834	919
Deferred tax liabilities	(vi)	384	488
Liabilities related to assets held for sale		3	36
Capital securities — corporate	(vii)	—	—
Capital securities — fund subsidiaries		257	257
Minority interests — fund subsidiaries	(ix)	184	259
Minority interests — other subsidiaries	(x)	90	72
Redeemable equity interests	(viii)	705	724
Preferred equity — subsidiaries		382	326
Shareholders’ equity
Preferred equity — corporate	(xi)	855	855
Common equity	(xii)	2,942	2,892

Total liabilities and shareholders’ equity under US GAAP		$20,134	$18,906

Significant differences between Canadian GAAP and US GAAP are as follows:
(i) Commercial properties
There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation to be applied to depreciable assets as described in Note 25(a)(ii). At December 31, 2007, this would result in a cumulative adjustment of $425 million (2006 — $395 million). The second difference relates to the method of accounting for joint ventures. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, the U.S. Securities and Exchange Commission regulations do not require adjustment to equity account the joint ventures. As a result, presentation of the company’s joint ventures has not been adjusted to the equity method.

(Millions)	2007	2006

Commercial properties under Canadian GAAP	$15,889	$15,287
Additional accumulated depreciation under US GAAP	(425)	(395)

Commercial properties under US GAAP	$15,464	$14,892

(ii) Residential developments
The impact on residential developments related to differences described in Note 25(a)(v) is as follows:

(Millions)	2007	2006

Residential developments under Canadian GAAP	$1,228	$706
Residential inventory adjustment	89	47

Residential developments under US GAAP	$1,317	$753

(iii) Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable had the company always straight-lined its revenue, the reclassification of deferred financing costs included in commercial property debt in Canadian GAAP and the deferral of residential revenue recognition. Refer to Notes 25(a)(i) and 25(a)(iv).

(Millions)	2007	2006

Receivables and other under Canadian GAAP	$1,056	$974
Straight-line rent receivable adjustment	39	55
Deferred financing costs reclassified	43	(10)
Reclass of related party receivable offset against a financial liability under Canadian GAAP	200	—
Residential receivable adjustment	(285)	(105)

Receivables and other under US GAAP	$1,053	$914

(iv) Commercial property debt
Under Canadian GAAP, commercial property debt includes $43 million of deferred financing costs that have been allocated to specific property debt pursuant to CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement.” For US GAAP purposes, the deferred financing costs are reclassified as other assets and increase the balance in receivables and other for US GAAP in the current year.
(v) Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York (refer to Note 25(a)(iii)). The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2007	2006

Accounts payable and other liabilities under Canadian GAAP	$1,357	$923
Tenant inducement	(27)	(30)

Accounts payable and other liabilities under US GAAP	$1,330	$893

(vi) Deferred tax liabilities
Deferred tax liabilities under US GAAP are calculated as follows:

(Millions)	2007	2006

Tax assets related to net operating and capital losses	$(463)	$(459)
Tax liabilities related to differences in tax and book basis	706	820
Valuation allowance	141	127

Deferred tax liabilities under US GAAP	$384	$488

(vii) Capital securities — corporate
Under Canadian GAAP, all of the company’s Class AAA preferred shares are presented as liabilities classified as capital securities — corporate. Under US GAAP, the Class AAA preferred shares are presented as preferred shares except for Class AAA Series E, which is classified as a redeemable equity interest and measured at redemption value. The amounts treated as interest expense for Canadian GAAP are dividends in US GAAP.
(viii) Redeemable equity interests
For US GAAP purposes $505 million of the company’s capital securities — fund subsidiaries are classified as redeemable equity interests whereas for Canadian GAAP these are classified as liabilities under the caption capital securities — fund subsidiaries. Also, for US GAAP Class AAA Series E preferred shares of $200 million that are presented as capital securities — corporate in Canadian GAAP, are presented as redeemable equity interests.
(ix) Minority interests — fund subsidiaries
The company realized a gain on settlement of the tax contingencies assumed on acquisition of Trizec. For US GAAP purposes, the settlement is treated as an adjustment of the purchase price allocation and, as a result, the gain is reversed in arriving at US GAAP net income. This results in a reduction to minority interests — fund subsidiaries under US GAAP of $9 million.
(x) Minority interests — other subsidiaries
Minority interests — other subsidiaries includes the effect of adjustments relating non-wholly owned subsidiaries.
(xi) Preferred equity — corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity — corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption capital securities — corporate under Canadian GAAP in accordance with CICA Handbook Section 3861. Preferred equity — corporate under US GAAP is as follows:

(Millions)	2007	2006

Preferred equity — corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity, net of issue costs	810	810

Preferred equity — corporate under US GAAP	$855	$855

(xii) Common equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2007	2006

Common equity under Canadian GAAP	$3,033	$3,067
Adjustment to accumulated depreciation under US GAAP	(402)	(403)
Adjustment to accounts payable and other liabilities under US GAAP	28	30
Adjustment to deferred income tax asset under US GAAP	188	101
Rental revenue adjustments under US GAAP	38	53
Residential revenue adjustment under US GAAP	(144)	(56)
Foreign currency translation adjustments(1)	201	100

Common equity under US GAAP	$2,942	$2,892

(1)	Includes foreign currency effects related to all other US GAAP adjustments
As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	2007	2006

Common shares	$2,287	$2,168
Additional paid-in capital	174	242
Accumulated other comprehensive income	2	(22)
Retained earnings	479	504

Common equity under US GAAP	$2,942	$2,892

(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	2007	2006

Cash provided from (used in) the following activities
Operating	$44	$118
Financing	329	6,061
Investing	(347)	(6,055)

Increase (decrease) in cash	$26	$124

(e) Change in accounting policies
(i) FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”
As of January 1, 2007, the company adopted, for purposes of US GAAP, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The adoption of this standard had no impact on the US GAAP financial statements of the company.
(f) Future accounting policy changes
(i) SFAS No. 157, “Fair Value Measurements”
As of January 1, 2009, the company will be required to adopt, for purposes of US GAAP, SFAS 157, “Fair Value Measurements” (“SFAS 157”) which provides a common definition of fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements.
(ii) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
As of January 1, 2008, the company will be required to adopt, for the purposes of US GAAP, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The company has not elected to apply SFAS 159 to any of its existing financial assets or liabilities.
(iii) SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”
As of January 1, 2008, the company will be required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The company is currently evaluating the impact of these new statements on its financial statements.
NOTE 26: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
BPO Properties, a subsidiary of the company, currently has guaranteed up to C$90 million of a C$420 million credit facility related to construction financing on Bay Adelaide West Tower in Toronto. The guarantee reduces to C$60 million upon meeting certain leasing thresholds. In addition, as of December 31, 2007, the company has commitments totaling C$256 million to third parties for the development projects of Bay Adelaide Centre and Bankers Court.
In the ordinary course of the company’s residential development business, the company’s subsidiaries have provided guarantees in the form of letters of credit and performance bonds. As at December 31, 2007, these guarantees amounted to $97 million, which have not been recognized in the financial statements. Such guarantees are required by the municipalities in which the business unit operates before construction permission is granted. The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the project, which range from three to eight years. The values of the guarantees are reduced as completion milestones are achieved on the projects. These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate to the business unit, which verifies that the business unit has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event of expired letters of credit or when performance bonds are not renewed and the contractual obligations have not been fulfilled.
During the year the company has provided guarantees which amounted to $28 million as at December 31, 2007 that have not been recognized in the financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the company’s Denver, Colorado communities. The term of the guarantees span the life of the projects, which range from three to eleven years. The value of the guarantees is reduced as completion milestones are achieved on the projects and are terminated on or before build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The company has not been required to make any payments under these municipal bonds.
The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.
Brookfield Properties does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. The outcome of such claims is not determinable. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 31, 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.
Our current property insurance includes coverage for certified acts of terrorism up to $500 million per occurrence and in the aggregate. We also purchase stand-alone terrorism insurance which covers non-certified acts. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis.
In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. Effective January 1, 2008, Realrisk provides $1 billion in TRIA coverage in addition to that which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect our captive insurance company to recover 85% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
As a result of the merger with Trizec Properties, Inc. we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. Coverage for certified acts of terrorism for those buildings that we manage is contained in the applicable terrorism insurance program, for limits of $100 million. Effective January 1, 2007, Chapman and Concordia provide up to $400 million of TRIA coverage in addition to the $100 million mentioned above. The coverage provided by Chapman and Concordia also provides protection against losses due solely to biological, chemical, or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2008, we expect these captive insurance companies to recover 85% of their losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
Third party insurers also provide Brookfield with limits up to $700 million in “Stand Alone” coverage for the entire portfolio.

NOTE 27: OTHER INFORMATION
(a) At December 31, 2007, the company had foreign exchange contracts to sell a notional amount of C$800 million at a weighted average exchange rate of C$1.00 = US$1.01, maturing in March 2008, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at December 31, 2007 resulted in no gain or loss. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$0.99, maturing in March 2008, which have not been designated as hedges for financial reporting purposes. The aggregate fair value of these contracts at December 31, 2007 resulted in no gain or loss. Fair values of foreign currency forward contracts are determined based on quoted forward rates for equivalent measures.
(b) In 2006, the company entered into a series of interest rate cap contracts that are designated as hedges of interest rate exposure associated with variable rate debt issued in October 2006 in connection with the acquisition of Trizec. At December 31, 2007, there were contracts outstanding to cap the interest rate on a notional $3.1 billion of variable rate debt at 6.0% and $600 million of variable rate debt at 7.0% for a period of two years. The contracts have been recorded at fair value in receivables and other with changes in fair value reported in other comprehensive income for the effective portion of the hedge. Gains or losses associated with the caps are reclassified from accumulated other comprehensive income to interest expense in the periods the hedged interest payments occur. In September 2007, the company de-designated hedge relationships associated with $350 million of the interest rate caps as they were no longer eligible for hedge accounting. The cumulative loss associated with the de-designated contracts will be amortized out of accumulated other comprehensive income to interest expense as the previously hedged interest payments occur. Subsequent changes in fair value of the de-designated contracts will be recorded in interest expense as they occur. The ineffective portion of the change in fair value of these hedges recognized in net income is nil. The fair value of the contracts at December 31, 2007 is nil. The cost of these contracts was $2.3 million. The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term.
In June 2007, the company entered into a forward-starting interest rate swap to hedge the interest rate risk associated with the anticipated issuance of fixed rate debt. The forward-starting swap hedges a notional $350 million of fixed rate debt issuance at a rate of 5.824%. The fair value of this contract at December 31, 2007 was a loss of $33 million. The swap has been recorded in accounts payable and other liabilities and the effective portion of the change in fair value has been recorded in other comprehensive income. The gain or loss on the interest rate swap will be reclassified to interest expense as the hedged interest payments occur. The ineffective portion of the change in fair value of this hedge recognized in income is nil.
In July 2007, the company entered into a forward-starting interest rate swap to hedge the risk associated with anticipated debt of $700 million that was issued in August 2007. The contract was settled in August 2007 for a loss of $15 million. The loss was recorded in other comprehensive income and will be amortized to interest expense over the term of the hedged debt. The ineffective portion of the change in fair value of this hedge recognized in income is nil.
Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from quoted interest rates.
(c) In September 2007, the company entered into a total return swap under which it receives the returns on a notional 966,000 Brookfield Properties Corporation common shares as an economic hedge of its exposure to variability in share price under the Deferred Share Unit program (refer to Note 23). The fair value of the total return swap was $2 million at December 31, 2007 and the change in fair value has been recorded in general and administrative expense. The fair value of the total return swap is determined based on quoted equity prices and market interest rates.
(d) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc. pursuant to the terms of the promissory note.
As at December 31, 2007, the company had approximately $15 million (December 31, 2006 — $345 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, nil of which is included in the company’s capital securities (2006 — $171 million). The indebtedness consists of floating rate debt included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense, totaled $11 million for the year ended December 31, 2007 compared to $35 million for the same period in 2006, and were recorded at the exchange amount.
(e) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2007 (2006 — $4 million). These amounts have been recorded at the exchange amount.

(f) Supplemental cashflow information

Years ended December 31 (Millions)	2007	2006

Acquisition of Trizec(1)	$—	$(5,666)
Cash and cash equivalents acquired	—	325

Net acquisition of Trizec	$—	$(5,341)

Acquisitions of commercial properties	$(622)	$(667)
Mortgages and other balances assumed on acquisition	315	98

Net acquisitions	$(307)	$(569)

Dispositions of commercial properties	$328	$169
Mortgages assumed by purchasers	(104)	(87)

Net dispositions	$224	$82

Cash taxes paid	$35	$5

Cash interest paid (excluding dividends paid on capital securities)	$761	$452

(1)	Refer to Note 4
(g) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(h) During 2007, interest expense included $21 million relating to transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(i) During 2007, the company recorded income from equity accounted investments of $4 million (2006 — $4 million). Of this amount, $3 million was recorded in net operating income from commercial property operations and $1 million was recorded in interest and other income (2006 — $3 million and $1 million, respectively).
(j) Included in general and administrative expenses is foreign exchange gains of $1 million (2006 — nil).
(k) Included in cash and cash equivalents is $39 million of short-term deposits at December 31, 2007 (December 31, 2006 — $68 million).

NOTE 28: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Assets
Commercial properties	$13,498	$13,136	$2,391	$2,151	$—	$—	$15,889	$15,287
Development properties	676	433	496	302	1,228	706	2,400	1,441
Receivables and other	569	516	195	213	292	245	1,056	974
Intangible assets	719	799	40	54	—	—	759	853
Restricted cash and deposits	146	497	2	10	3		151	507
Cash and cash equivalents	134	166	74	21	6	1	214	188
Assets related to discontinued operations	—	—	4	64	—	—	4	64

Total	$15,742	$15,547	$3,202	$2,815	$1,529	$952	$20,473	$19,314

The carrying amounts of properties located in the United States and Canada at December 31, 2007 were $14,445 million and $3,844 million, respectively (2006 — $13,727 million and $3,001 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2007	2006	2007	2006	2007	2006	2007	2006

Revenues	$1,713	$994	$455	$413	$700	$460	$2,868	$1,867
Expenses	678	400	188	171	463	316	1,329	887

	1,035	594	267	242	237	144	1,539	980
Interest and other income	18	19	14	16	12	9	44	44

Net operating income from continuing operations	1,053	613	281	258	249	153	1,583	1,024
Interest expense
Commercial property debt	654	370	43	52	—	—	697	422
Capital securities — corporate	9	6	52	53	—	—	61	59
Capital securities — fund subsidiaries	(27)	(12)	—	—	—	—	(27)	(12)
General and administrative	58	34	45	33	—	—	103	67
Transaction costs	40	15	4	—	—	—	44	15
Non-controlling interests
Fund subsidiaries	(75)	(21)	—	—	—	—	(75)	(21)
Other subsidiaries	1	1	22	18	—	—	23	19
Depreciation and amortization	466	202	64	74	—	—	530	276

Income before unallocated costs	(73)	18	51	28	249	153	227	199
Future income taxes							70	92

Net income from continuing operations							$157	$107
Discontinued operations	15	18	68	10	—	—	83	28

Net income							$240	$135

Acquisition of Trizec, net	$—	$5,341	$—	$—	$—	$—	$—	$5,341
Acquisitions of commercial properties, net	307	420	—	149	—	—	307	569
Dispositions of commercial properties, net	(89)	(61)	(135)	(21)	—	—	(224)	(82)
Commercial property tenant improvements	100	47	7	8	—	—	107	55
Development and redevelopment	179	29	134	50	—	—	313	79
Capital expenditures	32	12	17	13	—	—	49	25

Total revenues earned in the United States and Canada for the year ended December 31, 2007 were $1,751 million and $1,161 million, respectively (2006 — $1,015 million and $896 million, respectively).

Selected Financial Information

December 31 (US Millions, except for share information)	2007	2006	2005	2004	2003

Financial results(1)
Commercial property net operating income(2)	$1,302	$836	$691	$683	$586
Funds from operations	629	443	435	403	343
Net income	240	135	164	138	232
Total assets	20,473	19,314	9,513	8,800	8,382
Shareholders’ equity	3,078	3,112	1,943	1,992	1,938

Per diluted common share(1)
Common shares outstanding	392.8	396.9	346.8	350.1	351.5
Fully diluted shares outstanding	401.1	404.0	353.9	357.2	359.1
Funds from operations and gains	1.81	1.38	1.23	1.30	1.23
Funds from operations excluding lease termination income and gains	1.57	1.25	1.23	1.13	0.95
Net income	0.59	0.37	0.46	0.39	0.64
Dividends paid	0.55	0.51	0.43	0.28	0.23	(3)
Shareholders’ equity — book value	7.95	7.51	5.57	5.61	5.41
Common share price at year end	19.25	26.22	19.61	16.62	12.75

Operating data—Commercial properties
Number of commercial properties	109	116	66	40	42
Leasable area (millions of sq. ft.)	64	76	48	38	38
Effective interest (millions of sq. ft.)	59	58	29	30	30
Average occupancy (%)	95.6	95.1	94.6	92.7	94.1

(1) Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation
(2) Includes net operating income from discontinued operations
(3) Excludes the distribution of Brookfield Homes Corporation

Corporate Governance
Brookfield Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its policies and benchmarks them against evolving governance legislation and acknowledged leaders in the area. During 2007, the company continued to further its commitment to prudent corporate governance, ensuring that investors’ interests are represented by a majority of independent directors on the board.
Brookfield Properties’ shareholder-friendly corporate governance policies include:
•	The board has a majority of independent directors

•	The full board is elected annually; shareholders have cumulative voting rights in director elections

•	The company does not have a poison pill in place

•	The company expenses stock option grants on its income statement

•	The positions of CEO and Chairman are separated and a lead independent director has been designated

•	The company has publicly disclosed board guidelines and the performance of the board is reviewed annually

•	Independent directors routinely meet without the CEO or management present

•	The audit committee and the governance and nominating committee are comprised solely of independent directors
The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange (“NYSE”) rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws. Brookfield Properties, a Canadian company, has chosen to comply with NYSE rules as they apply to U.S. domestic companies and we have filed with the NYSE the most recent Annual CEO Certification as required by section 33A.12(a) of the NYSE Listed Company Manual. However, the company has elected to rely on an exemption from the NYSE rules with respect to certain independence requirements for its human resources and compensation committee. The board believes that it has an appropriate mix of directors on its committees to effectively oversee the business plan and management’s performance.
The board endeavors to maintain a watchful eye on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate to ensure that the company’s commitment to sound corporate governance remains intact.
Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee

Paul D. McFarlane, Chair	Allan S. Olson*, Chair	J. Bruce Flatt, Chair
William T. Cahill	William T. Cahill	Paul D. McFarlane
Allan S. Olson	Roderick D. Fraser	Linda D. Rabbitt
Robert L. Stelzl

*	Lead independent director

Board of Directors

Gordon E. Arnell
Calgary, Alberta
Chairman
Brookfield Properties Corporation

Chairman of Brookfield Properties since 1995; President 1990-1995; CEO 1990- 2000; previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill
Ridgefield, Connecticut
Senior Credit Officer
Citi Community Capital

Current position since 2002. Previous positions include Managing Director, Citigroup Real Estate Inc., OREO 1996- 2002 and Senior Asset Manager 1991- 1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983-1991.

Richard B. Clark
New York, New York
President and CEO
Brookfield Properties Corporation

Current position since 2002; President and CEO of U.S. operations 2000-2002; senior positions for Brookfield Properties and predecessor companies including COO, EVP and Director of Leasing. NAREIT and REBNY Executive Committee; Former Chairman, Real Estate Roundtable Tax Policy Advisory Committee.

Jack L. Cockwell
Toronto, Ontario
Group Chairman
Brookfield Asset Management Inc.

Current position since 2002; President and CEO 1991-2001; senior executive of predecessor companies from 1969. Governor, Royal Ontario Museum and Ryerson University; Director, C.D. Howe Institute; Astral Media Inc; and the Toronto Waterfront Corporation.

J. Bruce Flatt
Toronto, Ontario
Managing Partner and CEO
Brookfield Asset Management Inc.

Current position since 2002; President and CEO of Brookfield Properties Corporation 2000-2001; President and COO 1995-2000; held other senior management positions since 1992.

Roderick D. Fraser, Ph.D., O.C.
Edmonton, Alberta
President Emeritus
University of Alberta

President and Vice-Chancellor, University of Alberta 1995-2005; Dean of the Faculty of Arts and Science and Vice-Principal (Resources), Queen’s University, Kingston. Officer of the Order of Canada. Director, Canada-U.S. Fulbright Program, the Aga Khan University and the Alberta Ballet.

Paul D. McFarlane
Mississauga, Ontario
Corporate Director

Retired from a Canadian chartered bank in 2002 after more than 40 years’ service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans, Head Office, from 1994 until retirement.

Allan S. Olson
Edmonton, Alberta
President and CEO
First Industries Corporation

Current position since 1991. Chairman and CEO, Churchill Corp. 1989-1990 and Banister Construction Group 1990-1991. Various positions at Stuart Olson Construction including President and CEO 1965-1989. Director, ZCL Composites Inc.

Linda Rabbitt
Bethesda, Maryland
CEO, Founder and Chairman
Rand Construction Corporation

Current position since 1989. Executive Vice President, co-founder and co-owner, Hart Construction Co., 1985-1989. Director, Washington Performing Arts Society, Greater Washington Board of Trade and Watson Wyatt & Co. Holdings. Trustee, George Washington University and Federal City Council.

Robert L. Stelzl
Los Angeles, California

Retired from Colony Capital after 14 years as principal and member of the investment committee. Chairman, Brookfield Homes and Director, the Van Eck Family of Mutual Funds, New York. President, Bren Investment Properties 1982-1989; senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Former Chairman, Aman Hotels.

Diana L .Taylor
New York, New York
Managing Director, Wolfensohn & Company

Current position since 2007. Previously Superintendent of Banks for the State of New York; Deputy Secretary to Governor of New York; CFO of Long Island Power Authority; Investment Banker with Smith Barney and Lehman Brothers; Founding Partner of M. R. Beal & Co.; Director, New York Women’s Foundation, Mailman School of Public Health and ACCION International. Member, Council on Foreign Relations.

John E. Zuccotti
New York, New York
Co-Chairman
Brookfield Properties Corporation

Current position since 2002. Chairman, Real Estate Board of New York 2004-2006; Senior Counsel, Weil, Gotshal and Manges since 1998; Deputy Chairman, Brookfield Properties 1999-2002; President and CEO, Olympia & York Companies U.S.A. 1990- 1996; Partner, Brown & Wood 1986-1990 and Tufo & Zuccotti 1978-1986. First Deputy Mayor of the City of New York 1975- 1977. Chairman, New York City Planning Commission 1973-1975. Trustee Emeritus, Columbia University.

Officers
CORPORATE
Richard B. Clark
President and Chief Executive Officer
G. Mark Brown
Senior Vice President, Finance
Bryan K. Davis
Senior Vice President and
Chief Financial Officer
Brett M. Fox
Senior Vice President and Corporate Counsel
Chief Compliance and Administrative Officer
Melissa J. Coley
Vice President, Investor Relations and
Communications
P. Keith Hyde
Vice President, Taxation
Dana E. Petitto
Vice President and Controller
Stephanie A. Schembari
Vice President, Human Resources
PROPERTY OPERATIONS
UNITED STATES
Dennis H. Friedrich
President and Chief Operating Officer
Lawrence F. Graham
Executive Vice President, Development
Edward F. Beisner
Senior Vice President and Controller
James E. Hedges
Senior Vice President, Acquisitions and
Dispositions
Kathleen G. Kane
Senior Vice President and General Counsel
Sabrina L. Kanner
Senior Vice President, Design and
Construction
Daniel M. Kindbergh
Senior Vice President, Operations
Jeremiah B. Larkin
Senior Vice President, Director of Leasing
Paul H. Layne
Executive Vice President, Houston
Sara B. Queen
Senior Asset Manager
Paul L. Schulman
Senior Vice President, Leasing and Asset
Management, Washington, D.C.
Joshua J. Sirefman
Senior Vice President, Development
David Sternberg
Senior Vice President, Midwest and
Mountain Region
Andrew W. Osborne
Vice President, Acquisitions and
Dispositions
CANADA
Thomas F. Farley
President and Chief Operating Officer
Stefan J. Dembinski
Senior Vice President, Asset Management
Eastern
Robert K. MacNicol
Senior Vice President, Office Leasing,
Eastern
Ian D. Parker
Senior Vice President, Asset Management,
Western
Deborah R. Rogers
Senior Vice President, Legal, Eastern
Ryk Stryland
Senior Vice President, Development
T. Jan Sucharda
Senior Vice President, Investments and
Strategic Initiatives
T. Nga Trinh
Senior Vice President, Investments
N. Dwight Jack
Vice President, Office Leasing, Western
Ricky Tang
Vice President and Controller
RESIDENTIAL OPERATIONS
Alan Norris
President and Chief Executive Officer

BROOKFIELD PROPERTIES CORPORATE INFORMATION

Head Office		Transfer Agent
Three World Financial Center	Brookfield Place	CIBC Mellon Trust Company
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330	P.O. Box 7010, Adelaide Street Postal Station
New York, New York 10281	Toronto, Ontario M5J 2T3	Toronto, Ontario M5C 2W9
T 212.417.7000	T 416.369.2300	T 416.643. 5500 or 800.387.0825
F 212.417.7214	F 416.369.2301	F 416.643.5501
www.cibcmellon.com
inquiries@cibcmellon.com
STOCK EXCHANGE LISTINGS

	Stock Symbol	Exchange	Record Date	Payment Date

Common Shares
	BPO	NYSE,TSX	First day of March, June, September, and December	Last business day of March, June, September, and December

Class A Preferred Shares
Series A	Not listed	—	First day of March	15th day of March
Series B	Not listed	—	and September	and September

Class AA Preferred Shares
Series E	Not listed	—	15th day of March, June, September, and December	Last business day of March, June, September, and December

Class AAA Preferred Shares
Series F	BPO.PR.F	TSX	15th day of March, June,	Last business day of
Series G	BPO.PR.U	TSX	September, and December	March, June,
Series H	BPO.PR.H	TSX		September, and December
Series I	BPO.PR.I	TSX
Series J	BPO.PR.J	TSX
Series K	BPO.PR.K	TSX

Shareholder Information
www.brookfieldproperties.com
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives, and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at 212.417.7215 or via e-mail at mcoley@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes, and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust, as listed above.
Annual General Meeting
The Annual General Meeting of shareholders will be held in New York City at Three World Financial Center, 26th floor, on Thursday, April 24, 2008 at 10:00 a.m. Shareholders may also participate in the meeting by webcast through Brookfield Properties’ website at www.brookfieldproperties.com.

Design by Basik Group

TOP ROW LEFT TO RIGHT
300 Madison Avenue, New York
The Winter Garden, World Financial Center, New York
TD Canada Trust Tower, Brookfield Place, Toronto

2ND ROW LEFT TO RIGHT
75 and 53 State Street, Boston
Grace Building, New York
Bank of America Plaza, Los Angeles

Three World Financial Center
200 Vesey Street, New York, New York 10281
Tel: 212.417.7000 Fax: 212.417.7196

Brookfield Place
181 Bay Street, Toronto, Ontario M5J 2T3
Tel: 416.369.2300 Fax: 416.369.2301

www.brookfieldproperties.com